FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of ....        March.............................  , 2011..
CANON INC.

(Translation of registrant’s name into English)
30-2, Shimomaruko 3-Chome, Ohta-ku, Tokyo 146-8501, Japan

(Address of principal executive offices)
     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F          X         Form 40-F
     [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes                 No        X
     [If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANON INC. (Registrant)

Date....March 3, 2011....	By	....../s/...... Masashiro Kobayashi..............
(Signature)*

Masashiro Kobayashi General Manager Global Finance Management Center Canon Inc.

*Print the name and title of the signing officer under his signature.
The following materials are included.
1.	Notice of convocation of the ordinary general meeting of shareholders for the 110th business term

2.	Report for the 110th business term

March 3, 2011
TO OUR SHAREHOLDERS
Canon Inc.
30-2, Shimomaruko 3-chome,
Ohta-ku, Tokyo
Fujio Mitarai
Chairman & CEO
NOTICE OF CONVOCATION
OF
THE ORDINARY GENERAL MEETING OF SHAREHOLDERS
FOR THE 110TH BUSINESS TERM
Notice is hereby given that the Ordinary General Meeting of Shareholders for the 110th Business Term of Canon Inc. (the “Company”) will be held as described below and that you are requested to attend the Meeting.
If you do not expect to attend the Meeting, you may exercise your voting rights in writing or by electromagnetic means (Internet etc.) in accordance with the “Guidance Notes on the Exercise of Voting Rights” (pages 2-3). After reviewing the following Reference Documents for General Meeting of Shareholders, please exercise your voting rights by no later than 5:00 p.m. on March 29 (Tuesday), 2011 (Japan time).

1. DATE AND TIME:	March 30 (Wednesday), 2011 at 10:00 a.m. (Japan time)

2. PLACE:	Head Office of the Company
30-2, Shimomaruko 3-chome, Ohta-ku, Tokyo
(Please see the map on page 16.)
3. MATTERS CONSTITUTING THE PURPOSE OF THE MEETING
       Matters to be Reported:
1.	Reports on the contents of the Business Report and Consolidated Financial Statements for the 110th Business Term (from January 1, 2010 to December 31, 2010), and reports on the Auditing Results of Accounting Auditor and Board of Corporate Auditors regarding the Consolidated Financial Statements.

2.	Reports on the content of the Non-Consolidated Financial Statements for the 110th Business Term (from January 1, 2010 to December 31, 2010).

       Matters to be Resolved upon:

Propositions:
Item No. 1	-	Dividend from Surplus

Item No.2	-	Election of Nineteen Directors

Item No.3	-	Election of One Corporate Auditor

Item No.4	-	Grant of Bonus to Directors

Item No.5	-	Issuance of Share Options as Stock Options without Compensation
•	Early coming would be appreciated since the reception desk is expected to be crowded just before the opening of the Meeting.

•	Upon attending the Meeting, please present the enclosed Voting Form to the receptionist at the place of the Meeting.

•	Any changes in the matters described in Reference Documents for General Meeting of Shareholders, Business Report, Non-Consolidated Financial Statements and Consolidated Financial Statements will be posted on our website on the Internet (http://www.canon.co.jp/ir/).

Guidance Notes on the Exercise of Voting Rights
     This is to introduce the procedure to exercise voting rights of shareholders of the Company in writing (using the Voting Form) or by electromagnetic means (using the Internet, etc.).
     If you attend the meeting in person, you do not need to follow the procedures for the exercise of voting rights in writing or by electromagnetic means.
[Exercise of Voting Rights in Writing (Using the Voting Form)]
     Please indicate your for/against for each of the propositions on the enclosed Voting Form and return it to us so that it reaches us by no later than 5:00 p.m. on March 29 (Tuesday), 2011 (Japan time). In the event that your for/against of any proposition is not indicated on the Voting Form, the proposition shall be considered as an indication of for.
[Exercise of Voting Rights by Electromagnetic Means (Using the Internet)]
1. Items Required to Be Agreed on for the Exercise of Voting Rights via the Internet
     If you wish to exercise your voting rights via the Internet, please make sure to exercise your voting rights by no later than 5:00 p.m. on March 29 (Tuesday), 2011 (Japan time) pursuant to the following items. For inquiries, please contact the Internet Help Dial described in 5. below.
(1)	You may exercise your voting rights via the Internet only through the website for exercising voting rights specified by the Company (see 2. (1) below). Please note that you cannot exercise your voting rights via the Internet through a mobile phone.
(2)	When exercising your voting rights via the Internet, the “Code for the Exercise of Voting Rights” and the “Password” described in the enclosed Voting Form are required.
(3)	If you exercise your voting rights twice, in writing and via the Internet, we will only accept the exercise of your voting rights via the Internet as effective.
(4)	If you exercise your voting rights more than once via the Internet, we will only accept the last exercise of your voting rights as effective.
(5)	The cost of Internet access (access fees to providers, telecommunications fees, etc.) will be borne by the shareholders.
2. Specific Procedures to Exercise Your Voting Rights via the Internet
(1)	Access the website for exercising voting rights specified by the Company (http://www.it-soukai.com/). Please note that you will not be able to access the above URL between 3:00 a.m. and 5:00 a.m. during the exercise period.
(2)	Enter the “Code for the Exercise of Voting Rights” and the “Password” and click on the “Log-in” button.

     (3) Exercise your voting rights by following the directions on the screen.
3. System Requirements

Personal Computer	Windows® computer (Mobile phones, PDAs and game machines are not supported.)
Browser	Microsoft® Internet Explorer 5.5 or higher
Internet Environment	It is a requirement that you have Internet access such as through a contract with an Internet service provider.
Monitor Resolution	1024×768 pixels or higher is recommended.
*	Microsoft and Windows are registered trademarks or trademarks of Microsoft Corporation in the United States and other countries.
4. Security
     You may exercise your voting rights safely due to the encryption technology (SSL128bit) used to protect your voting information from being tampered with or wiretapped.
     In addition, the Code for the Exercise of Voting Rights and the Password described in the Voting Form are very important to authenticate shareholders, so please ensure that you do not disclose them to other people. Please note that the Company does not and will not make any inquiries regarding your password.
5. For Inquiries with Respect to the Exercise of Voting Rights via the Internet Please contact:

Internet Help Dial
Stock Transfer Agency Department
Mizuho Trust & Banking Co., Ltd.
Telephone: 0120-768-524 (toll-free)
Operating Hours: 9:00 a.m. to 9:00 p.m.
(excluding Saturdays, Sundays and national holidays)
[To Institutional Investors]
     The electronic voting platform for institutional investors operated by Investor Communications Japan Inc. is available for institutional investors that have applied to use such platform in advance.

REFERENCE DOCUMENTS FOR GENERAL MEETING OF SHAREHOLDERS
Item No.1: Dividend from Surplus
Regarding our term-end dividend, we propose a dividend as described below in order to respond to your loyal support.
As we have already paid an interim dividend of 55.00 yen per share, the full-year dividend will be 120.00 yen per share, an increase of 10.00 yen compared to the dividend for the previous Business Term.
(1)	Type of dividend Cash

(2)	Matters concerning allocation of dividend and its total amount 65.00 yen per one common share of the Company Total amount of dividend 79,850,386,785 yen

(3)	Effective date of the dividend from surplus March 31, 2011

Item No. 2: Election of Nineteen Directors
The term of offices of all of the seventeen Directors will expire at the end of this Meeting. We would like you to newly elect nineteen Directors.
The candidates for the Directors are as follows:

Candidate No.	Name (Date of birth)	Brief personal record, position, business in charge and important concurrent posts		Number of the Company’s shares held

	Fujio Mitarai (Sep. 23, 1935)	As of
		Apr. 1961:	Entered the Company
		Mar. 1981:	Director
		Mar. 1985:	Managing Director
		Mar. 1989:	Senior Managing & Representative
Director
1		Mar. 1993:	Executive Vice President &	106,923 shares
Representative Director
		Sep. 1995:	President & CEO
		Mar. 2006:	Chairman, President & CEO
		May 2006:	Chairman & CEO (present)
(Important concurrent posts)
- Corporate Auditor of The Yomiuri Shimbun Holdings

	Tsuneji Uchida (Oct. 30, 1941)	As of
		Apr. 1965:	Entered the Company
		Mar. 1997:	Director
2		Mar. 2001:	Managing Director	19,500 shares
		Mar. 2003:	Senior Managing Director
		Mar. 2006:	Executive Vice President &
Representative Director
		May 2006:	President & COO (present)

	Toshizo Tanaka (Oct. 8, 1940)	As of
		Apr. 1964:	Entered the Company
		Mar. 1995:	Director
		Mar. 1997:	Managing Director
		Mar. 2001:	Senior Managing Director
		Mar. 2007:	Executive Vice President & Director
3		Mar. 2008:	Executive Vice President & CFO	20,310 shares
(present)
		Jul. 2010:	Senior General Manager of External
Relations Center and Senior General Manager of Corporate Communications Center (present)
(Important concurrent posts)
- Vice Chairman of the Supervisory Board of Océ N.V.

Candidate No.	Name (Date of birth)	Brief personal record, position, business in charge and important concurrent posts		Number of the Company’s shares held

4		As of
		Apr. 2005:	Adviser of the Company
		Jul. 2007:	R&D Adviser
	Toshiaki Ikoma	Jan. 2008:	Special R&D Adviser	5,700
	(Mar. 5, 1941)	Jan. 2009:	Group Executive of Corporate R&D	shares
Headquarters (present)
		Mar. 2009:	Director, Executive Vice President & CTO (present)

5	Kunio Watanabe (Oct. 3, 1944)	As of
		Apr. 1969:	Entered the Company
		Apr. 1995:	Group Executive of Corporate
			Planning Development	19,749 shares
Headquarters (present)
		Mar. 1999:	Director
		Mar. 2003:	Managing Director
		Mar. 2008:	Senior Managing Director (present)

	Yoroku Adachi (Jan. 11, 1948)	As of
		Apr. 1970:	Entered the Company
		Mar. 2001:	Director	19,797 shares
6		Mar. 2005:	Managing Director
		Apr. 2005:	President & CEO of Canon U.S.A.,
Inc. (present)
		Mar. 2009:	Senior Managing Director (present)

7	Yasuo Mitsuhashi (Nov. 23, 1949)	As of
		Apr. 1974:	Entered the Company
		Mar. 2001:	Director
		Apr. 2003:	Chief Executive of Peripheral	16,057 shares
Products Operations (present)
		Mar. 2005:	Managing Director
		Mar. 2009:	Senior Managing Director (present)
8	Tomonori Iwashita (Jan. 28, 1949)	As of Apr. 1972: Mar. 2003: Mar. 2007: Mar. 2007: Apr. 2007:
Entered the Company
Director
Managing Director (present)
Group Executive of Global
Environment Promotion
Headquarters (present Environment
Headquarters) (present)
Group Executive of Quality
			Management Headquarters (present)	13,650 shares

Candidate No.	Name (Date of birth)	Brief personal record, position, business in charge and important concurrent posts		Number of the Company’s shares held

9	Masahiro Osawa (May 26, 1947)	As of Apr. 1971: Mar. 2004: Mar. 2007: Mar. 2010: Apr. 2010:	Entered the Company Director Managing Director (present) Group Executive of Global Procurement Headquarters (present) Group Executive of General Affairs Headquarters (present)	12,539 shares
10	Shigeyuki Matsumoto (Nov. 15, 1950)	As of Apr. 1977: Jan. 2002: Mar. 2004: Mar. 2007:	Entered the Company Group Executive of Device Technology Development Headquarters (present) Director Managing Director (present)	9,852 shares
11	Katsuichi Shimizu (Nov. 13, 1946)	As of Apr. 1970: Mar. 2003: Apr. 2003: Mar. 2008:	Entered the Company Director Chief Executive of Inkjet Products Operations (present) Managing Director (present)	10,937 shares
12	Ryoichi Bamba (Nov. 25, 1946)	As of Apr. 1972: Mar. 2003: Feb. 2008: Feb. 2008: Mar. 2008:	Entered the Company Director President of Canon Europa N.V. (present) President of Canon Europe Ltd. (present) Managing Director (present)	12,697 shares
13	Toshio Homma (Mar. 10, 1949)	As of Apr. 1972: Mar. 2003: Jan. 2007: Mar. 2008:	Entered the Company Director Chief Executive of L Printer Products Operations (present) Managing Director (present)	15,552 shares
14	Masaki Nakaoka (Jan. 3, 1950)	As of Apr. 1975: Mar. 2004: Apr. 2005: Mar. 2008:	Entered the Company Director Chief Executive of Office Imaging Products Operations (present) Managing Director (present)	7,000 shares

Candidate No.	Name (Date of birth)	Brief personal record, position, business in charge and important concurrent posts		Number of the Company’s shares held

15	Haruhisa Honda (Oct. 14, 1948)	As of Apr. 1974: Mar. 2004: Mar. 2007: Mar. 2008:	Entered the Company Director Group Executive of Production Engineering Headquarters (present Manufacturing Headquarters) (present) Managing Director (present)	12,989 shares
16	Hideki Ozawa (Apr. 28, 1950)	As of Apr. 1973: Apr. 2005: Mar. 2007: Mar. 2010:	Entered Canon Sales Co., Inc. (present Canon Marketing Japan Inc.) President & CEO of Canon (China) Co., Ltd. (present) Director Managing Director (present)	8,500 shares
17	Masaya Maeda (Oct. 17, 1952)	As of Apr. 1975: Mar. 2007: Apr. 2007: Mar. 2010:	Entered the Company Director Chief Executive of Image Communication Products Operations (present) Managing Director (present)	4,600 shares
18	Yasuhiro Tani (Jul. 30, 1956)	As of Apr. 1980: Jan. 2003: Jul. 2007: Apr. 2008:
Entered the Company
Senior General Manager of SOC
Design Center
Group Executive of Platform
Technology Development
Headquarters (present Digital
Platform Technology Development
Headquarters) (present)
			Executive Officer (present)	2,100 shares
19	Makoto Araki (Jul. 16, 1954)	As of Apr. 1978: Oct. 2004: Oct. 2009: Apr. 2010:	Entered the Company Senior General Manager of Information Systems Center Group Executive of Information & Communication Systems Headquarters (present) Executive Officer (present)	2,300 shares

Notes:	1. None of the candidates for the Directors have any special interest in the Company.
2. Mr. Fujio Mitarai has been a Representative Director since March 1993.
3. Mr. Tsuneji Uchida has been a Representative Director since March 2006.
4. Mr. Toshizo Tanaka has been a Representative Director since March 2008.

Item No.3: Election of One Corporate Auditor
The term of office of the Corporate Auditor Mr. Tadashi Ohe will expire at the end of this Meeting. We would like you to elect one Corporate Auditor.
The candidate for the Corporate Auditor is as follows.
Prior to our proposal of this item, we have already obtained the consent from the Board of Corporate Auditors.

Name (Date of birth)	Brief personal record, position and important concurrent posts	Number of the Company’s shares held

Tadashi Ohe (May 20, 1944)	As of Apr. 1969: Apr. 1989: Mar. 1994: Jun. 2004: Jun. 2006:
Qualified for attorney (present)
Instructor for the Judicial Research and
Training Institute (court representation in
civil suits)
Corporate Auditor (present)
Corporate Auditor of Marui Group Co., Ltd.
(present)
Corporate Auditor of Kao Corporation
	(present)	31,700 shares
(Important concurrent posts) - Corporate Auditor of Marui Group Co., Ltd. - Corporate Auditor of Kao Corporation

Notes: 1.	The candidate for the Corporate Auditor has no special interest in the Company.

2.	The candidate is a candidate for Outside Corporate Auditor.

3.	We have comprehensively judged that the candidate is the appropriate person as an Outside Corporate Auditor of the Company, with his insight and longstanding experience as an attorney, and decided to propose him as an Outside Corporate Auditor.

4.	Although the candidate has never been directly involved in any company management except for as an Outside Corporate Auditor, with his extensive experience in corporate legal affairs as an attorney, we have concluded that he is capable of conducting his duty as an Outside Corporate Auditor appropriately.

5.	The candidate’s term of office as a Corporate Auditor of the Company is 17 years.
6.	The Company has notified Mr. Tadashi Ohe as an independent auditor to Tokyo, Osaka, Nagoya, Fukuoka and Sapporo stock exchanges as provided under the regulations of each stock exchange. In the event that he is elected as a Corporate Auditor, the Company intends to continue his appointment as an independent corporate auditor.

Item No.4: Grant of Bonus to Directors
It is proposed that bonus be granted to the seventeen Directors as of the end of this term, in appreciation of their services during this Business Term, which totals 218,300,000 yen considering the business results for this Business Term and the members to be granted, etc.
Item No.5: Issuance of Share Options as Stock Options without Compensation
Pursuant to the provisions of Articles 236, 238 and 239 of the Corporation Law (kaisha-ho), we would like you to approve the issuance of share options (shinkabu yoyaku-ken) as stock options without compensation to the Company’s directors, executive officers and senior employees, and delegation of the details of offering to the Company’s Board of Directors.
Also, we would like you to approve the specific method for calculating the amount of remuneration for Directors as specified in Item 2, Paragraph 1 of Article 361 of the Corporation Law and the specific contents of remuneration that are not monetary as specified in Item 3 of the same Paragraph since share options to be allocated to Directors are considered as remunerations to Directors as stipulated in Paragraph 1 of Article 361 of the Corporation Law.
1.	The Reason for the Necessity to Issue Share Options without Compensation

Share options will be issued to the Company’s directors, executive officers and senior employees, without compensation, for the purpose of further enhancing their motivation and morale to improve the Company’s performance, with a view to long-term improvement of its corporate value.

2.	Grantees of Share Options

The Company’s directors, sixteen (16) executive officers, and not more than thirty (30) senior employees who are entrusted with important functions.

3.	Maximum Number of Share Options

The maximum number of share options that the Board of Directors will be authorized to determine matters on offering, based on the delegation by resolution of the said shareholders meeting (the “Resolution”), will be nine thousand five hundred (9,500).

4.	Cash Payment for Share Options

No cash payment will be required for the share options that the Board of Directors will be authorized to determine matters on offering, based on the delegation by the Resolution.

5.	Features of Share Options

The features of share options that the Board of Directors will be authorized to determine matters on offering, based on the delegation by the Resolution, will be as follows:
(1)	Number of Shares to be acquired upon Exercise of a Share Option

The number of shares to be acquired upon Exercise of one (1) share option (the “Allotted Number of Shares”) shall be one hundred (100) common shares, and the maximum total number of shares to be delivered due to the exercise of share options shall be nine hundred fifty thousand (950,000) shares.

However, if the Company effects a share split (including allotment of common shares without compensation; this inclusion being applicable below) or a share consolidation after the date of the allotment of the share options, the Allotted Number of Shares will be adjusted by the following calculation formula:

Allotted Number of Shares after Adjustment = Allotted Number of Shares before Adjustment × Ratio of Share Splitting or Share Consolidation

Such adjustment will be made only with respect to the number of issued share options that have not then been exercised, and any fractional number of less than one (1) share resulting from such adjustment will be rounded down.

(2)	Amount of Property to Be Contributed upon Exercise of Share Options

The amount of property to be contributed upon the exercise of each share option will be the amount obtained by multiplying the amount to be paid in for one (1) share (the “Exercise Price”) to be delivered upon the exercise of a share option by the Allotted Number of Shares. The Exercise Price will be the product of the multiplication of 1.05 and the closing price of one (1) common share of the Company in ordinary trading at the Tokyo Stock Exchange as of the date of allotment of the share options (or if no trade is made on such date, the date immediately preceding the date on which such ordinary shares are traded), with any fractional amount of less than one (1) yen to be rounded up to one (1) yen.

The Exercise Price will be adjusted as follows:

(i)	If the Company effects a share split or a share consolidation after the date of the allotment of the share options, the Exercise Price will be adjusted by the following calculation formula, with any fractional amount of less than one (1) yen to be rounded up to one (1) yen:

Exercise Price after Adjustment

= Exercise Price before Adjustment ×	1
Ratio of Share Splitting or Share Consolidation
(ii)	If, after the date of allotment of share options, the Company issues common shares at a price lower than the then market price thereof or disposes common shares owned by it, the Exercise Price will be adjusted by the following calculation formula, with any fractional amount of less than one (1) yen to be rounded up to one (1) yen; however, the Exercise Price will not be adjusted in the case of the exercise of share options:
Exercise Price after Adjustment = Exercise Price before Adjustment ×

Number of Issued and Outstanding Shares	+	Number of Newly Issued Shares × Payment amount per Share
Market Price

Number of Issued and Outstanding Shares + Number of Newly Issued Shares
The “Number of Issued and Outstanding Shares” is the number of shares already issued by the Company after subtraction of the number of shares owned by the Company. In the case of the Company’s disposal of shares owned by it, the “Number of Newly Issued Shares” will be replaced with the “Number of Own Shares to be Disposed.”

(iii)	In the case of a merger, a company split or capital reduction after the date of allotment of share options, or in any other analogous case requiring the adjustment of the Exercise Price, the Exercise Price shall be appropriately adjusted within a reasonable range.
(3)	Period during Which Share Options Are Exercisable
From May 1, 2013 to April 30, 2017.
(4)	Matters regarding Stated Capital and Capital Reserves Increased When Shares Are Issued upon Exercise of Share Options
(i)	The increased amount of stated capital will be one half (1/2) of the maximum amount of increases of stated capital, etc. to be calculated in accordance with Paragraph 1 of Article 17 of the Companies Accounting Regulations (Kaisha Keisan Kisoku). Any fractional amount of less than one (1) yen resulting from such calculation will be rounded up to one (1) yen.

(ii)	The increased amount of capital reserves shall be the amount of the maximum amount of increases of stated capital, etc., mentioned in (i) above, after the subtraction of increased amount of stated capital mentioned in (i) above.
(5)	Restriction on Acquisition of Share Options by Transfer

An acquisition of share options by way of transfer requires the approval of the Board of Directors.

(6)	Events for the Company’s Acquisition of Share Options

If a proposal for the approval of a merger agreement under which the Company will become an extinguishing company or a proposal for the approval for a share exchange agreement or a share transfer plan under which the Company will become a wholly owned subsidiary is approved by the Company’s shareholders at a Meeting of Shareholders (or by the Board of Directors if no resolution of a Meeting of Shareholders is required for such approval), the Company will be entitled to acquire the share options, without compensation, on a date separately designated by the Board of Directors.

(7)	Handling of Fractions

Any fraction of a share (less than one (1) share) to be delivered to any holder of share options who has exercised share options will be rounded down.

(8)	Other Conditions for Exercise of Share Options
(i)	One (1) share option may not be exercised partially.

(ii)	Each holder of share options must continue to be a director, executive officer or employee of the Company until the end of the Company’s General Meeting of Shareholders regarding the final business term within two (2) years from the end of the Ordinary General Meeting of Shareholders for the 110th Business Term of the Company.

(iii)	Holders of share options will be entitled to exercise their share options for two (2) years, and during the exercisable period, even after they lose their positions as directors, executive officers or employees. However, if a holder of share options loses such position due to resignation at his/her initiative, or due to dismissal or discharge by the Company, his/her share options will immediately lose effect.

(iv)	No succession by inheritance is authorized for the share options.

(v)	Any other conditions for the exercise of share options may be established by the Board of Directors.

6.	Specific Method of Calculation of Remuneration to Directors

The amount of share options to be issued to the directors of the Company, as remuneration, will be the amount to be obtained by multiplying the fair market value per share option as of the allotment date thereof by the total number (not more than four thousand six hundred (4,600) share options) of share options to be allotted to the directors existing as of such allotment date. The fair market value of a share option will be calculated with the use of the Black-Scholes model on the basis of various conditions applicable on the allotment date. Upon the approval of Item No. 2, regarding election of directors, the number of directors will be nineteen (19).

The map of the place of
the General Meeting of Shareholders

Place:	Head Office of the Company 30-2, Shimomaruko 3-chome, Ohta-ku, Tokyo

Station:	Shimomaruko Station of the Tokyu Tamagawa Line (About 10 minutes walk)

*The products mentioned in this report may have different names in other regions.

To Our Shareholders
     We are pleased to present our report for the 110th business term (from January 1, 2010 to December 31, 2010).
     Although there remain concerns about financial instability and severe employment conditions, the global economy during the current business term, with the help of stimulus measures in each country, saw a gradual trend of recovery from the worst of the deep global recession.
     Under the unprecedentedly severe business conditions of two years ago, the Canon Group focused on improving our management stability and minimizing damage to its business results, while also maintaining its sound and strong financial condition and laying the groundwork for renewed challenges toward growth and expansion. Designating 2010, the final year of Phase III (2006 to 2010) of our “Excellent Global Corporation Plan,” as the year of the renewed challenges – the first year in a new era of growth – the Canon Group undertook various measures in development, production and sales in each field to reverse the tide in an offensive and made concerted efforts together to improve results and expand businesses.
     As a result, we managed to improve our business performance significantly faster than the market’s recovery as a whole, and increased sales and profits exceeding our initial forecasts, despite the abrupt appreciation of the yen in the second half of the year.
     Regarding the dividend, we will propose a term-end dividend of 65.00 yen per share at the Ordinary General Meeting of Shareholders for the 110th Business Term. This is in appreciation for the ongoing support of our shareholders and reflects the realization of stable and affirmative returns. Combined with the interim dividend (55.00 yen per share), dividends for the year will be 120.00 yen per share, an increase of 10.00 yen per share compared to the 109th business term.
      Although economic conditions for the Canon Group are expected to continue to improve modestly for a while, we expect that they will continue to require ongoing vigilance. We aim to bring all of our capabilities to further improve our business results.
     We look forward to your continued support and encouragement.
     March, 2011
FUJIO MITARAI
Chairman & CEO
TSUNEJI UCHIDA
President & COO

(Materials delivered pursuant to Article 437 and Article 444 of the Corporation Law)

BUSINESS REPORT
(From January 1, 2010 to December 31, 2010)
1. Current Conditions of the Canon Group
(1) Business Progress and Results
■  General Business Conditions
     During the current business term, the global economy in general followed a course of mild recovery, led in particular by emerging economies such as China and India.
     The U.S. economy improved gradually with the help of stimulus measures in spite of a persistently high unemployment rate and other negative factors.
      In Europe, while fiscal crises emerged in some countries and concerns about financial and employment conditions remained, economies, on the whole, began to recover.
     Asia, in which economies generally improved, China’s economy quickly recovered as a result of large-scale stimulus measures and other factors, and India’s economy trended higher mainly on domestic demand.
     Meanwhile, economic conditions in Japan gradually brightened during the term, but, with effects from ongoing deflation, slowing exports and the like, the term ended in a state approaching stagnation.
     In foreign exchange markets, the yen gained further against both the U.S. dollar and the euro, compared to last year, and there was an unexpected rapid appreciation in the second half as it briefly hit the 80-yen range against the U.S. dollar.
     As for markets in which the Canon Group competes, conditions for office-use products were characterized by a steady recovery in demand for network digital multifunctional devices and copying machines, continuing improvement in demand for laser printers, and an upturn in demand for large-format printers.
     Among markets for consumer products, demand for digital single lens reflex cameras (SLRs) grew steadily in all regions. Demand for compact digital cameras struggled in the leading industrialized countries, but posted solid gains in emerging countries. And demand for inkjet printers continued to expand at a solid pace.
     Meanwhile, demand for both semiconductor lithography equipment and LCD lithography equipment took an upward turn on proactive capital investment by semiconductor and LCD panel manufacturers.
     Under such business conditions, the Canon Group, having designated 2010 the final year of Phase III (2006 to 2010) of our “Excellent Global Corporation Plan,” as the first year in a new era of growth, proactively undertook various measures to pursue the basic direction of transitioning to a new growth path to achieve a new performance record in 2012, surpassing existing records set in 2007.
     To begin with, we made full efforts to introduce groundbreaking, innovative products and services to improve our competitiveness. These included new lineup of the “imageRUNNER ADVANCE series” and high-performance / environmentally friendly laser printers for use in offices, and video functionality installed SLRs “EOS series” and completely redesigned inkjet printers with intuitive operability for consumers.
     We worked to expand our sales organization in Asia starting with China,

which has been steadily growing to play a leading part in the global economy, and this helped us to greatly increase sales, especially in the area of digital cameras and other consumer products.
     We also endeavored to maximize synergies by developing ties between regional sales companies and Océ N.V. of the Netherlands, which became a consolidated subsidiary in March. At the same time, we emphasized customer-centric solutions, mainly in Europe and the U.S., in reinforcing our business machine operations.
     The field of medical equipment is an expecting new business area for us, and there we introduced new digital radiography cameras with wireless and video functionality, and expanded our operations for ophthalmic devices segment by acquiring OPTOPOL Technology S.A., a Polish company with strong OCT (Optical Coherence Tomography) product offerings.
     In addition we took steps to both strengthen the advanced technologies that will support the next generation of existing businesses and enhance key technologies for new business domains. Here, we produced steady results, including the development of CMOS sensors with an ultra-high pixel density capable of capturing details invisible to the naked eye. We showcased some of our achievements at “Canon EXPO” events held in New York, Paris, and Tokyo from September through November, where we also introduced our future vision with our imaging technology and products. Many who attended these events expressed praise and high expectations for that vision.
     In addition, to the steps discussed so far, we also strove to further improve the quality of our management.
     We began by accelerating cost reduction activities to help ensure the high profitability the company needs for sustained growth, and saw significant improvements.
     Next, we moved to optimize our supply chain structure and production operations. Regarding our supply chain, we cut production lead time and further reduced inventories through, for example, the standardization of production management using IT systems. Meanwhile, to optimize our production operations, we established Nagasaki Canon Inc., which is the latest factory to manufacture our cameras, and also started the concept of “production within the region of consumption” at Canon Virginia Inc. in the U.S., which is now handling the production, sales, recovery, and recycling of toner cartridges all within the areas in which these products are consumed, to optimize costs and distribution inventories.
     Adding to the above, as part of our “quality first” efforts to do everything possible to boost quality, we took further steps to eliminate all product quality problems.
     As a result of the vigorously implemented initiatives mentioned above, the Canon Group managed to restore growth in both sales and income, in complete contrast with the previous term, despite severe yen appreciation in the second half of the term. We recorded net sales of 3,706.9 billion yen (up 15.5% from the previous term), income before income taxes of 392.9 billion yen (up 79.1%), and net income attributable to Canon Inc. of 246.6 billion yen (up 87.3%), all on a consolidated basis. On a non-consolidated basis, we recorded net sales of 2,317.0 billion yen (up 14.4%), ordinary profit of 274.7 billion yen (up 92.6%), and net income of 152.5 billion yen (up 88.8%).

Constitution of Sales by Region
100 MILLIONS OF YEN

Consolidated	Non-Consolidated

■ Business Conditions by Operations
Sales by Operations
Consolidated

Operations	Sales	Change from Previous Term
	(100 millions of yen)	(%)

Office Business Unit	19,873	20.8

Consumer Business Unit	13,913	6.9

Industry and Others Business Unit	4,330	20.9

Eliminations	(1,047)	—

Total	37,069	15.5

Non-Consolidated

Operations	Sales	Change from Previous Term
	(100 millions of yen)	(%)

Office Business Unit	11,851	16.0

Consumer Business Unit	10,247	7.8

Industry and Others Business Unit	1,072	99.7

Total	23,170	14.4

Note:	The consolidated sales of each business unit includes the amount of intersegment sales.

● Office Business Unit
     In this unit, we worked to expand sales of office network digital multifunction devices, concentrating on the new-generation “imageRUNNER ADVANCE series,” which links to a wide range of software to respond to a broad array of document-related user needs. While expanding the product line by introducing the compact “imageRUNNER ADVANCE C2030/2020,” we also focused on strengthening our solution business built around the “imageRUNNER ADVANCE series.” Through these efforts, we accomplished solid recovery in unit sales of office network digital multifunction devices in all regions. Even in the U.S. market, where a hard sales environment has persisted, restructuring our sales operations, strengthening our ties with Hewlett-Packard Development Company LP, and other steps helped to extend unit sales well beyond the previous term’s result. And our sales in Asian markets were all either recovering or showing positive growth, with strong results in particular for low-price products in the growing Chinese market.
     In the market for digital production printers, which has yet to recover from the depression of the printing market, we introduced and worked to develop sales for the “imageRUNNER ADVANCE 8000PRO series,” a space-saving, high-speed black-and-white machine, and the highly productive “imagePRESS C7010VP,” which offers prints with image quality approaching that of offset printing. In the U.S., unit sales for the “imageRUNNER ADVANCE C9000PRO series” was strong and greatly exceeded the previous term’s result. And Océ N.V. worked to increase sales of its high-speed, continuous feed “JetStream series” and “VarioStream series” printers. Océ N.V. also announced the launch of its new color inkjet, continuous feed “ColorStream 3500” at “Canon EXPO Tokyo 2010” held in November.
     As for multifunction devices for individuals and small and mid-sized business owners, we introduced 10 new products, including the “Satera MF4580dn,” an A4 black-and-white laser multifunction device offering greater user friendliness and both output of up to 25 pages per minute and low power consumption. Sales expansion efforts for new and existing products resulted in significant sales increases in terms of both units and revenues. Results were particularly good in Europe and Asia, while we maintained sales in the declining Japanese market at the previous term’s level.
     Regarding laser printers, the rapid recovery in orders for OEM-brand products from customers following the economic recovery beginning in the second half of the previous term continued through the term reported on here, producing a significant jump in unit sales. Unit sales of Canon-brand products far outpaced the previous term’s results in the U.S., Europe, and Asia. In Japan, we launched three machines including the A3 black-and-white “Satera LBP8630” made with environmentally friendly materials and emphasizing output speed and greater user friendliness in January, and two machines including the A4 black-and-white “Satera LBP6700” in October. We achieved higher unit sales due partly to securing large agreement.
     For our “imagePROGRAF series” of large-format inkjet printers, we introduced the new “iPF8300/6350/6300,” which uses a newly developed high-accuracy mechanical structure and “LUCIA EX,” a new pigment ink system, and other breakthrough technologies to respond to demands for extremely high quality among professional users. Efforts to promote sales of not only new products but existing products, as well, resulted in year-on-year increases in unit sales and unit sales shares in the U.S., Europe, and Asia. Specifically, unit sales increased particularly in the rapidly growing Chinese market, and we gained the top market share for Canon in the domestic market.
     Sales for this business unit increased by 20.8% on a consolidated basis, partly due to the contribution of sales by consolidating Océ N.V., and by 16.0% on a non-consolidated basis, both in comparison to the previous term.

Change in Sales
100 MILLIONS OF YEN
Consolidated
Non-Consolidated

● Consumer Business Unit
     The market for digital SLR cameras grew even more strongly than in the previous term, with particularly notable expansion in Asia. Within that environment, we released the “EOS 60D,” an advanced amateur model with greatly enhanced basic functionality. This is the first “EOS series” camera featuring a Vari-angle Clear View LCD monitor. We also introduced the “EOS Kiss X4,” equipped with a high-resolution CMOS sensor and full HD video functionality, as an entry model. These new product introductions combined with efforts to promote sales of the “EOS 5D Mark II” and “EOS 7D,” both of which have developed strong market reception since their introduction in previous terms, produced large increases in SLR unit sales and allowed Canon to maintain its high market share in monetary terms. At the same time, market growth for interchangeable lenses greatly surpassed that of camera bodies, reaching the highest level ever. Against that backdrop, sales of our new “EF70-200mm F2.8L IS II USM” and other “EF lenses” performed very well, as the strategy of selling kits including camera bodies and lenses greatly increased unit sales. In August, we appealed Canon’s technical power by announcing the release of six new lenses including a revolutionary fisheye zoom lens, and the development of two new telephoto lenses.
     In the compact digital camera segment, we launched five new “IXY series,” including the “IXY 10S,” the “IXY 200F,” and the “IXY 50S,” which is equipped with full HD video functionality, an extremely thin 10x optical zoom lens and the “HS SYSTEM” for beautiful shots even in dark places. For the “PowerShot series,” we introduced seven new models, including the flagship “PowerShot G12,” the “PowerShot SX210 IS,” together with the “PowerShot SX30 IS,” equipped with a 35x optical zoom lens. Sales of these new products increased our unit sales results, allowing us to maintain our unit sales share.
     The digital video camera market, in the meantime, has been shrinking on an overall basis, particularly in Europe and the U.S. due to factors like the enhancement of video functionality in mobile phones and digital cameras. However, the HD sector has continued to expand. Responding to that demand, our introductions of new products like the “iVIS HF M32” equipped with a large 64GB of internal flash memory for longer-hour full HD video recording greatly increased our HD product unit sales with especially dramatic results in China.
     Turning to broadcast lenses, weak demand in Japan was outweighed by growing demand in Europe, Asia, and emerging countries, which produced a solid rise in unit sales. Contributing to this increase was the “HJ15e×8.5B KRSE-V,” which has won a strong market reception since its release in May as the world’s first portable HD zoom lens with built-in image stabilization, a revolutionary feature for this product class. In addition, the reliability of our “XJ86×9.3B” lens launched in 2000 was once again demonstrated as it was used in large numbers by South African public broadcasting stations to cover the Soccer World Cup held in South Africa.
     Sales of inkjet printers have continued to perform well, logging unit increases even after the global financial crisis and for the term under review, as well. Sales results were strong in China and other parts of Asia, while sales of business-use multifunction devices capable of high output and sales of medium- and premium-level devices rose in the U.S. and other leading industrialized countries. Rising printer sales have also resulted in rapid increases in sales of related consumables. We renewed our lines of upper-level single function printers and multifunction devices by introducing the “PIXUS MX870” and “PIXUS MX350” for home office users, and the “PIXUS iP2700,” an entry model single function printer, in the first half, and the “PIXUS MG8130” and “PIXUS MG6130,” both of which are equipped with the “Intelligent Touch System” optical navigation feature, in the second half. Praised for their more refined designs, full HD video print functions, and broad array of other features, these printers are continuing to post strong sales results.
     In the image scanner market, which is on a declining trend, we launched the flagship “CanoScan 9000F” and “CanoScan LiDE 210,” boosting our unit sales and solidifying our unit sales share.
     Sales for this business unit increased by 6.9% on a consolidated basis and by 7.8% on a non-consolidated basis, both in comparison to the previous term.

Change in Sales
100 MILLIONS OF YEN
Consolidated
Non-Consolidated

● Industry and Others Business Unit
     Conditions in the semiconductor market improved rapidly, leading South Korean and other semiconductor manufacturers to expand their investments in production equipment and driving up our sales of semiconductor lithography equipment in terms of both units and revenues.
     Sales of LCD lithography equipment also rose in terms of units and revenues as LCD panel manufacturers in South Korea, China, and other locations actively pursued capital investments. The “MPAsp-H700 series” gained an overwhelming share of the South Korean market as an 8th-generation device offering benefits like outstanding productivity, and contributed to higher sales in the process.
     In medical equipment, we for the first time adopted wireless technology for our digital radiography systems, and introduced the high-resolution, high-sensitivity “CXDI-70C Wireless”, which can be used in existing analog imaging equipment because of its use of the same dimensions as the film cassettes traditionally used for those systems. Efforts to promote sales of both this product and the mainstay “CXDI-50 series” resulted in strong sales performance in the U.S. and Asia.
     On the other hand, efforts to boost sales of ophthalmic devices, including initiatives like the launch of the extremely compact “CR-2” non-mydriatic digital retinal camera equipped with a specialized digital SLR camera could not overcome factors like depressed domestic demand, and ultimately failed to lift sales. Sales of the “CX-1” mydriatic/non-mydriatic hybrid digital retinal camera released in the previous business term, however, still managed to eke out a steady increase.
     Among the “imageFORMULA series” document scanners handled by Canon Electronics Inc., the high-durability, high-speed “DR-9050C/6050C,” compact “DR-2010C/2510C” and new “ScanFront 300P,” with network functionality, all met with strong market receptions, chalking up increases in units sold and revenues in every region where they are marketed. Sales have been particularly strong in China, India, and other parts of Asia, with significant increases in terms of both units and revenues. Meanwhile, in the Japanese market, strong sales of the extremely compact and portable document scanner “DR-150” have led a major increase in unit sales.
     Sales of calculators handled by Canon Electronic Business Machines (H.K.) Co. Ltd. achieved unit and revenue gains outpacing the recovering market, partly through the development of new sales channels. Sales of electronic dictionaries handled by the same company marked steady unit gains, as new low-priced models performed well in the face of demand falling with the emergence of smartphones and e-book readers.
     Sales of the FA system-related devices handled by Canon Machinery Inc. ended the term with a year-on-year increase as solid first-half results outweighed sales declines in the second half. Die bonders had promising orders for the LED (light-emitting diode) compatible “BESTEM-D01 series,” helped in particular by vigorous first-half capital investments by LED manufacturers. It enjoyed significantly higher sales for the term, despite lower orders in the second half.
     The magnetic disk manufacturing equipment handled by Canon ANELVA Corporation saw sales revenues more than double from the previous term as demand for hard disk drives to be used in servers and personal computers rose and customers increased capital investments. Sales of magnetic heads manufacturing equipment and semiconductor film deposition equipment also rose significantly.
     Sales for this business unit increased by 20.9% on a consolidated basis and by 99.7% on a non-consolidated basis, both in comparison to the previous term.

Change in Sales
100 MILLIONS OF YEN
Consolidated
Non-Consolidated

(2) Facilities Investment
     The investment in facilities during this term totaled 159.0 billion yen (63.5 billion yen by the Company), which are mainly as follows:

Main facilities completed during this term
• Nagasaki Canon Inc.: New Administration and Welfare Building / New Production Base (Consumer Business Unit)
Location: Hasami-cho, Higashisonogi-gun, Nagasaki Pref.
Date of Completion: February, 2010
*Leased to Nagasaki Canon Inc. by the Company

• Toride Office of the Company: New Production Base (Office Business Unit)
Location: Toride-shi, Ibaraki Pref.
Date of Completion: December, 2010

• Canon Virginia, Inc.: Automated Cartridge Manufacturing Building (Office Business Unit)
Location: Virginia, U.S.A.
Date of Completion: March, 2010

Main facilities under construction for establishment/expansion as of the end of this term

• Kawasaki Office of the Company: New R & D Building (Headquarters Operations)
Location: Kawasaki-shi, Kanagawa Pref.

• Hita Canon Materials Inc.: New Administration and Welfare Building / New Production Base (Office Business Unit)
Location: Hita-shi, Oita Pref.
*To be leased to Hita Canon Materials Inc. by the Company

• Oita Canon Materials Inc.: New Production Base (Office Business Unit)
Location: Oita-shi, Oita Pref.
*To be leased to Oita Canon Materials Inc. by the Company

• Canon Hi-Tech (Thailand) Ltd.: Land / New Production Base (Consumer Business Unit)
Location: Nakhon Ratchasima Province, Thailand

• Canon Chemicals Inc.: New Production Base (Office Business Unit)
Location: Kasama-shi, Ibaraki Pref.
*To be leased to Canon Chemicals Inc. by the Company

(3) Management Perspectives
     Looking at prospects for the global economy, the U.S. is likely to continue to recover at a mild pace, despite the risk of economic stagnation due to factors like credit contraction and ongoing high unemployment, and Europe is seen as continuing its gradual recovery even amid concerns of an economic slump from persistent financial instability and other problems.
     In Asia, solid economic expansion in China, India, and other countries is driving an overall recovery, with the picture of these emerging countries leading the world economy seemingly becoming even clearer day by day.
     With the gradual recovery in global economic conditions, Japan’s economy has entered a mild recovery trend, but deflation is expected to remain a problem over the foreseeable future due to weak domestic demand.
     It is within that context that the Canon Group has embarked upon its new five-year plan, Phase IV (2011- 2015) of our “Excellent Global Corporation Plan.” Under the slogan, “Aiming for the Summit -Speed & Sound Growth -,” our Phase IV goals are to place ourselves among the world’s top 100 companies for all major management indicators, and achieve net sales of at least 5 trillion yen, an operating profit margin of at least 20%, a net profit margin of at least 10%, and an equity ratio of at least 75% by 2015, the final year of the plan.
     Toward that end, we will further strengthen our imaging-related operations, and aim to develop medical and industrial equipment into a new core business segment, expanding the range of our business domains in an effort to effect significant transformations of our scale and business activities. At the same time, we will restructure our R&D, production, and sales functions - all of which are fundamental to manufacturing - to better match the needs of the time. In particular, we will seek to take advantage of outstanding minds and innovation capabilities throughout the world and accelerate our transition to a global tri-polar R&D organization with facilities in Japan, the U.S., and Europe. We will also transform ourselves into a department where products manufactured in various parts of the world are sold globally.
     Active pursuit of M&A will be a part of our efforts to bring about the transformations and reforms mentioned above. And so, on January 1, 2011, we established an organization dedicated solely to advancing our M&A activities.
     Turning to global environmental initiatives, we will work to further improve the environmental performance of our products and lower environmental burden through all of our business activities in an effort to establish a foundation as a company that is in the lead on the environment - one that values both business growth and environmental protection.
     In 2011, the initial year of Phase IV, we will take steps under the theme of “having the courage to change and taking the offensive” to realize the basic goal of ensuring that our 2012 results will exceed current records, which were set in 2007.
     Our first priority will be to continuously introduce innovative products and services. We will thoroughly strengthen existing core businesses through the timely market introductions of the revolutionary product groups displayed at last year’s “Canon EXPO” events. We will accelerate joint development with Océ N.V. to enhance our product line in the office business unit, and focus on matters like strengthening single lens movie cameras in the consumer business unit. In the display business, we will move expeditiously to revamp our strategies for developing new opportunities with high-definition, high-resolution displays that are specialized for use in medical field as well as organic EL displays and other products.
     Our next priority will be to enhance our global sales capabilities. As well as strengthening our sales organization in China, we will develop markets in Southeast Asia and India, for achieving even greater results in Asia, which is accounting for greater and greater percentages of our sales year by year. In the leading industrialized nations, attention will be focused in particular on accelerating the integration of Océ N.V. for not only selling products through Océ N.V.’s sales network but also strengthening the solution business.
     We will strive to further improve gross profit by focusing on costs. And in that light, we will finalize the innovation roadmap for realizing what our production system should look like from an overall perspective encompassing aspects like distribution, procurement, workforce, and country risk, and use that roadmap to accelerate activities aimed at establishing the world’s optimal production system. In addition to using computer simulation to speed new product development and lower costs, we will also move forward with production automation and in-house manufacturing of production equipment. In our Japanese production facilities, we have placed automation equipment and measuring devices between cell production teams to implement man-machine cells, which are more productive than traditional cells. This is an example for our efforts to promote reforms aimed at establishing an advanced manufacturing business model.
     On another front, we are moving forward with “global diversification” under which we will position innovation creation centers in three parts of the world and take other steps in speeding the establishment of new core businesses. We will enhance our product line in the field of medical equipment, focusing on digital radiography systems, and swiftly develop concrete plans for expanding the industrial equipment business and establishing full-scale R&D functions in the U.S. and Europe.
     In addition, with the perfection of an integrated system enabling genuine sharing and application of product design information throughout the company, we will now take full advantage of this system to improve the efficiency of product development and achieve significant quality improvements.
     Acknowledging that quality is the lifeline of the manufacturing industry, we are committed to doing everything possible to implement the “quality first” ideal.
     Aiming for the Canon Group to further evolve and become a truly excellent global company that continues to develop and prosper in perpetuity, we will strive to cultivate people who can fully exercise their capabilities anywhere in the world and pour even greater effort into meeting our CSR (corporate social responsibilities).

(4) Status of Assets and Earnings
Consolidated

	106th Business Term	107th Business Term
	(Jan. 1, 2006-Dec. 31, 2006)	(Jan. 1, 2007-Dec. 31, 2007)

Net Sales (100 millions of yen)	41,568	44,813

Income before Income Taxes (100 millions of yen)	7,191	7,684

Net Income Attributable to Canon Inc. (100 millions of yen)	4,553	4,883

Basic Net Income Attributable to Canon Inc. Stockholders Per Share (yen)	341.95	377.59

Total Assets (100 millions of yen)	45,219	45,126

Total Canon Inc. Stockholders’ Equity (100 millions of yen)	29,866	29,223

Notes: 1.	Canon’s consolidated financial statements are prepared in accordance with U.S. generally accepted accounting principles.

2.	Basic net income attributable to Canon Inc. stockholders per share is calculated based on the weighted average number of outstanding shares during the term.
Non-Consolidated

	106th Business Term	107th Business Term
	(Jan. 1, 2006-Dec. 31, 2006)	(Jan. 1, 2007-Dec. 31, 2007)

Net Sales (100 millions of yen)	27,297	28,879

Ordinary Profit (100 millions of yen)	5,240	5,528

Net Income (100 millions of yen)	3,375	3,670

Net Income Per Share (yen)	253.48	283.75

Total Assets (100 millions of yen)	29,381	27,909

Net Assets (100 millions of yen)	21,093	18,906

Notes: 1.	Net income per share is calculated based on the weighted average number of outstanding shares during the term.

2.	The Company implemented a three-for-two stock split on July 1, 2006. The net income per share for the 106th business term has been calculated on the basis that the stock split was made at the beginning of the term.

108th Business Term	109th Business Term	110th Business Term
(Jan. 1, 2008-Dec. 31, 2008)	(Jan. 1, 2009-Dec. 31, 2009)	(Jan. 1, 2010-Dec. 31, 2010)

40,942	32,092	37,069

4,811	2,194	3,929

3,091	1,316	2,466

246.21	106.64	199.71

39,699	38,476	39,838

26,598	26,881	26,458

3.	The Company has made a three-for-two stock split on July 1, 2006. The basic net income attributable to Canon Inc. stockholders per share for the 106th business term has been calculated on the basis that the stock split was made at the beginning of the term.

108th Business Term	109th Business Term	110th Business Term
(Jan. 1, 2008-Dec. 31, 2008)	(Jan. 1, 2009-Dec. 31, 2009)	(Jan. 1, 2010-Dec. 31, 2010)

27,211	20,255	23,170

3,591	1,427	2,747

2,241	808	1,525

178.50	65.44	123.50

26,190	25,511	26,034

18,650	18,127	18,119

(5) Main Activities
     Canon Group is engaged in the development, manufacture and sales of the following products.

Operations	Main Products

Office Business Unit	Office Network Digital Multifunction Devices (MFDs),

Color Network Digital MFDs,

Personal-use Network Digital MFDs,

Office Copying Machines,

Full-color Copying Machines,

Personal-use Copying Machines,

Laser Printers,

Large-Format Inkjet Printers,

Digital Production Printers

Consumer Business Unit	Digital SLR Cameras,

Compact Digital Cameras,

Interchangeable Lenses,

Digital Video Camcorders,

Inkjet Multifunction Printers,

Single Function Inkjet Printers,

Image Scanners,

Broadcast Lenses

Industry and Others Business Unit	Semiconductor Lithography Equipment,

LCD Lithography Equipment,

Medical Image Recording Equipment,

Ophthalmic devices,

Magnetic Heads,

Micromotors,

Computers,

Handy Terminals,

Document Scanners,

Calculators

(6) Canon Group Global Network
■ Major Domestic Bases
Name [Location]
Canon Inc.
Headquarters      [Tokyo]
Kawasaki Office      [Kanagawa Pref.]
Ayase Plant      [Kanagawa Pref.]
Hiratsuka Plant      [Kanagawa Pref.]
Oita Plant      [Oita Pref.]
Tamagawa Office      [Kanagawa Pref.]
Kosugi Office      [Kanagawa Pref.]
Toride Plant      [Ibaraki Pref.]
Fuji-Susono Research Park      [Shizuoka Pref.]
Yako Office      [Kanagawa Pref.]
Utsunomiya Plant      [Tochigi Pref.]
Ami Plant      [Ibaraki Pref.]
R&D, Manufacturing and Marketing
Canon Electronics Inc.      [Saitama Pref.]
Canon Finetech Inc.      [Saitama Pref.]
Canon Precision Inc.      [Aomori Pref.]
Canon Components, Inc.      [Saitama Pref.]
Canon ANELVA Corporation      [Kanagawa Pref.]
Canon Machinery Inc.     [Shiga Pref.]
Tokki Corporation      [Niigata Pref.]
Manufacturing
Oita Canon Inc.      [Oita Pref.]
Canon Chemicals Inc.      [Ibaraki Pref.]
Oita Canon Materials Inc.      [Oita Pref.]
Fukushima Canon Inc.     [Fukushima Pref.]
Nagahama Canon Inc.     [Shiga Pref.]
Marketing
Canon Marketing Japan Inc.      [Tokyo]
Canon System & Support Inc.      [Tokyo]
Canon IT Solutions Inc.      [Tokyo]
Canon Software Inc.      [Tokyo]

■ Major Overseas Bases
Name [Location]
R&D, Manufacturing and Marketing
Océ N.V.     [Netherlands]
OPTOPOL Technology S.A.      [Poland]
Canon Electronic Business Machines (H.K.) Co., Ltd.     [Hong Kong]
R&D
Canon Research Centre France S.A.S.       [France]
Canon Information Systems Research Australia Pty. Ltd.       [Australia]
Manufacturing
Canon Virginia, Inc.      [U.S.A.]
Canon Giessen GmbH      [Germany]
Canon Bretagne S.A.S.      [France]
Canon Dalian Business Machines, Inc.      [China]
Canon Zhuhai, Inc.       [China]
Canon Zhongshan Business Machines Co., Ltd.      [China]
Canon (Suzhou) Inc.      [China]
Canon Inc., Taiwan      [Taiwan]
Canon Hi-Tech (Thailand) Ltd.      [Thailand]
Canon Vietnam Co., Ltd.      [Vietnam]
Canon Opto (Malaysia) Sdn. Bhd.       [Malaysia]
Marketing
Canon U.S.A., Inc.      [U.S.A.]
Canon Canada Inc.      [Canada]
Canon Latin America, Inc.      [U.S.A.]
Canon Europa N.V.      [Netherlands]
Canon Europe Ltd.      [U.K.]
Canon (UK) Ltd.      [U.K.]
Canon France S.A.S.      [France]
Canon Deutschland GmbH       [Germany]
Canon Ru LLC      [Russia]
Canon Middle East FZ-LLC      [U.A.E.]
Canon (China) Co., Ltd.      [China]
Canon Hongkong Co., Ltd.       [Hong Kong]
Canon Korea Consumer Imaging Inc.      [Korea]
Canon Singapore Pte. Ltd.       [Singapore]
Canon Australia Pty. Ltd.      [Australia]
Canon do Brasil Indústria e Comércio Limitada      [Brazil]
Canon Chile, S.A.      [Chile]
Canon South Africa Pty. Ltd.      [South Africa]

(7) Employees
Consolidated

Number of employees	197,386 persons

(Increase of 28,507 persons from the previous term)

Americas	20,182 persons

Europe	23,434 persons

Japan	71,954 persons

Asia & Oceania	81,816 persons

Non-Consolidated

Number of employees	26,019 persons
(Increase of 336 persons from the previous term)

(8)  Acquisition of Shares of Other Company
(1)
Canon acquired shares of OPTOPOL Technology S.A. (“OPTOPOL”) of Poland through a tender offer, making OPTOPOL a consolidated subsidiary on February 19, 2010. This was in an effort to construct a strong complementary relationship related to ophthalmic devices and utilize OPTOPOL’s technological strengths with the aim of achieving the world’s No.1 position within the overall ophthalmic diagnostic devices segment.

(2)
Canon acquired shares of Océ N.V. (“Océ”) of the Netherlands in the market or through a tender offer, making Océ a consolidated subsidiary on March 9, 2010. This was in an effort to realize tremendous synergies such as the construction of a strong complementary relationship with respect to product mix and technology, the strengthening of global research and development, and the acquisition of a sales and services network and excellent customers. Through such synergies, Canon aims to achieve the world’s No. 1 position within the printing industry.

(3)
Canon made Canon Finetech Inc. (“Canon Finetech”) a wholly owned subsidiary on May 1, 2010 through a share exchange. This was in an effort to facilitate the organic integration of management resources between both companies and further enhance the synergies throughout the Canon Group to promote speed of management and solidify our position in the office equipment segment.

(4)
Canon Marketing Japan Inc. (“Canon MJ”) made Canon Software Inc. (“Canon Software”) a wholly owned subsidiary on May 1, 2010 through a share exchange. This was in an effort to further fortify and streamline our consolidated business base and accelerate the making of the IT solutions business of Canon MJ into a core business.

(5)
Canon Electronics Inc. (“Canon Electronics”) made E-System Corporation (“E-System”) a wholly owned subsidiary on May 1, 2010 through a share exchange. This was in an effort to unify the two companies in order to accelerate the decision-making process of management and further strengthen the solutions business in the Canon Electronics Group.

(6)
Canon made Canon Machinery Inc. (“Canon Machinery”) a wholly owned subsidiary on October 1, 2010 through a share exchange. This was in an effort to accelerate the decision-making process of management and improve the organization so as to achieve a quicker roll-out of the Group’s key strategy of automated, unmanned production and realize the early launch of the intelligent-production robot business, which is a next-generation business domain.

(7)
Canon made Tokki Corporation (“Tokki”) a wholly owned subsidiary on October 1, 2010 through a share exchange. This was in an effort to accelerate the decision-making process of management and further enhance the synergies throughout the Canon Group with the aim of accelerating the development and expansion of businesses that utilize Tokki’s advanced technology related to organic EL and solar battery manufacturing equipment.

(9) Principal Subsidiaries
■ Subsidiaries

Company Name	Capital Stock (millions of yen)	Ratio of Voting
		Rights of the	Main Activities
		Company (%)

Canon Marketing Japan Inc.	73,303	55.3	Domestic sale of business machines, cameras, etc.

Canon Electronics Inc.	4,969	53.6	Manufacture and sale of information related equipment and precision machinery units for cameras

Oita Canon Inc.	80	100.0	Manufacture of cameras

Canon U.S.A., Inc.	204,355 thousands of U.S.$	100.0	Sale of business machines, cameras, etc. in the Americas

Canon Europa N.V.	290,600 thousands of Euro	100.0	Sale of business machines, cameras, etc. in Europe

Note:	The ratio of the Company’s voting rights in Canon Marketing Japan Inc. is calculated together with the number of voting rights held by subsidiaries.
■ Consolidated Status
  The number of consolidated subsidiaries was 294, and the number of affiliated companies accounted for by the equity method was 14.
2. Shares of the Company
Number of Shares Issuable      3,000,000,000 shares
Issued Shares, Capital Stock and Number of Shareholders

	As of the end of	Change during	As of the end of
	the Previous Term	This Term	This Term

Issued Shares (share)	1,333,763,464	0	1,333,763,464

Capital Stock (yen)	174,761,797,475	0	174,761,797,475

Number of	169,172	Increase of	180,538
Shareholders (person)		11,366

Major Shareholders (Ten shareholders)

	Number of	Share-
	Shares Held	holding
Name of Shareholders	(thousands of	Ratio (%)
	shares)

The Dai-Ichi Life Insurance Company, Limited	74,832	6.1

Japan Trustee Services Bank, Ltd. (Trust Account)	66,685	5.4

The Master Trust Bank of Japan, Ltd. (Trust Account)	60,909	5.0

Moxley and Co.	43,665	3.6

JP Morgan Chase Bank 380055	39,398	3.2

State Street Bank and Trust Company	30,081	2.4

Sompo Japan Insurance Inc.	22,939	1.9

State Street Bank and Trust Company 505223	22,764	1.9

SSBT OD05 OMNIBUS ACCOUNT - TREATY CLIENTS	21,219	1.7

State Street Bank and Trust Company 505225	18,699	1.5

Notes:	1.	Shareholding ratio is calculated by deducting number of treasury shares (105,295 thousand shares) from total shares issued.

	2.	With respect to The Dai-Ichi Life Insurance Company, Limited, in addition to the above, there are 6,180 thousand shares of the Company’s stock, in the form of trust property relating to retirement allowance trust.
Shareholding Ratio by Category

3. Share Options of the Company
Share Options Issued as Stock Options
(i)	Share Options Held by the Directors and Corporate Auditors of the Company as of the end of this term

Category	Round of issuance	Number of share	Class and number of shares to be acquired	Exercise period	Number of holders
options
(Exercise price
per share)

	1st Share	2,390 options	Common stock	May 1, 2010 to
	Options	(5,502 yen)	239,000 shares	April 30, 2014	16 persons

Directors	2nd Share	4,000 options	Common stock	May 1, 2011 to
	Options	(3,287 yen)	400,000 shares	April 30, 2015	17 persons

	3rd Share	4,200 options	Common stock	May 1, 2012 to
	Options	(4,573 yen)	420,000 shares	April 30, 2016	17 persons

Corporate	1st Share	100 options	Common stock	May 1, 2010 to
Auditors	Options	(5,502 yen)	10,000 shares	April 30, 2014	1 person

Note:	The share options owned by the Corporate Auditor were granted to him before he assumed the position of Corporate Auditor.
(ii)	Share Options Issued to the Employees of the Company during this term

Category	Round of issuance	Number of	Class and number of shares to be acquired	Exercise period	Number of holders
share options
(Exercise price
per share)

Employees of	3rd Share	4,700 options	Common stock	May 1, 2012 to
the Company	Options	(4,573 yen)	470,000 shares	April 30, 2016	46 persons

(iii)	Issue Price of Share Options
     No cash payment is required.
(iv)	Other Conditions for Exercise of Share Options
a.	One (1) share option may not be exercised partially.
b.
Each holder of share options must continue to be a director, executive officer or employee of the Company until the end of the Company’s Ordinary General Meeting of Shareholders regarding the final business term within two (2) years from the end of the Ordinary General Meeting of Shareholders which the issuance of such share options was resolved.

c.
Holders of share options will be entitled to exercise their share options for two (2) years, and during the exercisable period, even after they lose their positions as directors, executive officers or employees. However, if a holder of share options loses such position due to resignation at his/ her initiative, or due to dismissal or discharge by the Company, his/her share options will immediately lose effect.

d.	No succession by inheritance is authorized for the share options.
e.	Besides the above, other conditions shall be stipulated in an agreement to be executed between the Company and grantee of share options, based on the resolution of the Board of Directors’ meeting.

4. Directors and Corporate Auditors
(1) Directors and Corporate Auditors

Position	Name	Business in Charge or
Important Concurrent Posts

Chairman & CEO	Fujio Mitarai	Corporate Auditor of The Yomiuri Shimbun Holdings

President & COO	Tsuneji Uchida

Executive Vice President & CFO	Toshizo Tanaka	Senior General Manager of External Relations Center, Senior General Manager of Corporate Communications Center and Vice Chairman of the Supervisory Board of Océ N.V.

Executive Vice President & CTO	Toshiaki Ikoma	Group Executive of Corporate R&D Headquarters and Chief Executive of Optical Products Operations

Senior Managing Director	Kunio Watanabe	Group Executive of Corporate Planning Development Headquarters

Senior Managing Director	Yoroku Adachi	President & CEO of Canon U.S.A., Inc.

Senior Managing Director	Yasuo Mitsuhashi	Chief Executive of Peripheral Products Operations

Managing Director	Tomonori Iwashita	Group Executive of Environment Headquarters and Group Executive of Quality Management Headquarters

Managing Director	Masahiro Osawa	Group Executive of Global Procurement Headquarters and Group Executive of General Affairs Headquarters

Managing Director	Shigeyuki Matsumoto	Group Executive of Device Technology Development Headquarters

Managing Director	Katsuichi Shimizu	Chief Executive of Inkjet Products Operations

Managing Director	Ryoichi Bamba	President of Canon Europa N.V. and President of Canon Europe Ltd.

Managing Director	Toshio Homma	Chief Executive of L Printer Products Operations

Managing Director	Masaki Nakaoka	Chief Executive of Office Imaging Products Operations

Managing Director	Haruhisa Honda	Group Executive of Manufacturing Headquarters

Managing Director	Hideki Ozawa	President & CEO of Canon (China) Co., Ltd.

Managing Director	Masaya Maeda	Group Executive of Image Communication Products Operations

Corporate Auditor	Keijiro Yamazaki	Corporate Auditor of Canon Marketing Japan Inc.

Corporate Auditor	*Shunji Onda	Corporate Auditor of Canon Electronics Inc.

Corporate Auditor	Tadashi Ohe	Attorney, Corporate Auditor of Marui Group Co., Ltd. and Corporate Auditor of Kao Corporation

Corporate Auditor	*Kazunori Watanabe	Certified Public Accountant and Corporate Auditor of Canon Electronics Inc.

Corporate Auditor	*Kuniyoshi Kitamura	Corporate Auditor of Canon Marketing Japan Inc.

Notes:	1.	Mr. Fujio Mitarai, Mr. Tsuneji Uchida and Mr. Toshizo Tanaka are Representative Directors.
	2.	Corporate Auditor Mr. Kunihiro Nagata resigned at the conclusion of the Ordinary General Meeting of Shareholders for the 109th Business Term held on March 30, 2010.
	3.	Corporate Auditors with asterisk were newly elected at the Ordinary General Meeting of Shareholders for the 109th Business Term held on March 30, 2010, and assumed their office.
	4.	Corporate Auditors Mr. Tadashi Ohe, Mr. Kazunori Watanabe and Mr. Kuniyoshi Kitamura are Outside Corporate Auditors defined by Item 16, Article 2 of the Corporation Law. Also, the Company has notified the above Outside Corporate Auditors as independent auditors to Tokyo, Osaka, Nagoya, Fukuoka and Sapporo stock exchanges as provided under the regulations of each stock exchange.
	5.	Corporate Auditor Mr. Shunji Onda had experienced accounting operation at the Company for many years and has a wealth of expertise in finance and accounting.
	6.	Corporate Auditor Mr. Kazunori Watanabe is a Certified Public Accountant and has a wealth of expertise in finance and accounting.
	7.	“Business in Charge or Important Concurrent Posts” of Director Mr. Toshiaki Ikoma, as of January 1, 2011, have been changed as follows.
		Toshiaki Ikoma	Group Executive of Corporate R&D Headquarters
(2) Remuneration and Other Amounts to Directors and Corporate Auditors

Directors	25 persons	1,658 million yen
Corporate Auditors	8 persons	108 million yen
     (including 60 million yen for 5 Outside Corporate Auditors)

Notes:	1.	The above persons include 8 Directors and 3 Corporate Auditors who have retired at the conclusion of the Ordinary General Meeting of Shareholders for the 109th Business Term held on March 30, 2010.
	2.	Directors’ remuneration and other amounts do not include amount paid as salary for employees to those Directors who are also employees.
	3.	Directors’ remuneration and other amounts include accrued director’s bonuses for this term in the amount of 218 million yen.
	4.	Directors’ remuneration and other amounts include expenses related to the share options issued pursuant to the resolution of the 107th Ordinary General Meeting of Shareholders, held on March 28, 2008, the share options issued pursuant to the resolution of the 108th Ordinary General Meeting of Shareholders, held on March 27, 2009, and the share options issued pursuant to the resolution of the 109th Ordinary General Meeting of Shareholders, held on March 30, 2010, in the amount of 349 million yen.
	5.	The above remuneration and other amounts include an increased amount of accrued directors’ retirement benefits for this term (Directors 206 million yen, Corporate Auditors 3 million yen (including 1 million yen for Outside Corporate Auditors)).
	6.	The directors’ retirement allowance paid or planned to be paid to Directors and Corporate Auditors during this business term are as shown below.

(i)	Directors’ retirement allowance paid pursuant to the resolution of the Ordinary General Meeting of Shareholders for the 109th Business Term held on March 30, 2010

Directors	8 persons	420 million yen
Corporate Auditors	3 persons	28 million yen
(including 15 million yen for 2 Outside Corporate Auditors)

(ii)	Final payments of directors’ retirement allowance due to the abolishment of the retirement allowance system for Corporate Auditors pursuant to the resolution of the Ordinary General Meeting of Shareholders for the 109th Business Term held on March 30, 2010

Corporate Auditors	2 persons	28 million yen
(including 21 million yen for 1 Outside Corporate Auditor)

The amounts of (i) and (ii) above include the increased portion of accrued directors’ retirement benefits disclosed in the business reports for this business term and prior business terms.

(3) Outside Directors and Outside Corporate Auditors
Relation Between Important Organization of Concurrent Post and Canon Inc.

Name	Concurrent Post	Organization of	Relation with
		Concurrent Post	Canon Inc.

Tadashi Ohe	Outside Corporate Auditor	Marui Group Co., Ltd.	No special relation

	Outside Corporate Auditor	Kao Corporation	No special relation

Kazunori Watanabe	Outside Corporate Auditor	Canon Electronics Inc.	Subsidiary

Kuniyoshi Kitamura	Outside Corporate Auditor	Canon Marketing Japan Inc.	Subsidiary

Principal Activities

Name	Principal Activities

Tadashi Ohe	Attended 18 out of 21 Board of Directors meetings and 22 out of 23 Board of Corporate Auditors meetings held during this term, and provided expert input as an attorney when necessary.

Kazunori Watanabe	Attended all 16 of the Board of Directors meetings and all 15 of the Board of Corporate Auditors meetings that were held subsequent to March 2010, which was when he assumed his office, and provided expert input as a Certified Public Accountant when necessary.

Kuniyoshi Kitamura	Attended all 16 of the Board of Directors meetings and all 15 of the Board of Corporate Auditors meetings that were held subsequent to March 2010, which was when he assumed his office, and provided input based on his insight in business management when necessary.

Remuneration and Other Amounts Received by Outside Directors and Outside Corporate Auditors from the Company’s Subsidiaries
     Remuneration and other amounts received during this term by Outside Corporate Auditors from the Company’s subsidiaries for their services as Outside Corporate Auditors amounted to 14 million yen.

5. Accounting Auditor
(1) Name of Accounting Auditor
Ernst & Young ShinNihon LLC
(2) Remuneration and Other Amounts to Accounting Auditor for This Term

Amount

(i)	Remuneration and other amounts payable by the Company for the services defined in Paragraph 1, Article 2 of the Certified Public Accountants Act	525 million yen

(ii)	Total amount of cash and other financial benefits payable by the Company and its subsidiaries to the Accounting Auditor	986 million yen

Notes:	1.	In the audit agreement between the Company and the Accounting Auditor, remuneration amounts are determined on a lump-sum without breakdown into a separate remuneration amount for auditing in accordance with the Corporation Law and in accordance with the Financial Instruments and Exchange Law. Accordingly, the amounts shown in (i) above represent total amounts of remuneration and other amounts for both of these auditing services.

	2.	The Company pays remuneration to the Accounting Auditor for their advisory services in addition to the services defined in Paragraph 1, Article 2 of the Certified Public Accountants Act.

	3.	Among the Company’s principal subsidiaries, Canon U.S.A., Inc. is audited by Ernst & Young LLP and Canon Europa N.V. is audited by Ernst & Young Accountants LLP.
(3)	Policy Regarding Decision to Either Dismiss or Not Reappoint Accounting Auditor
     The Board of Corporate Auditors, by unanimous agreement, will dismiss the Accounting Auditor when confirmed that the Accounting Auditor falls under any Item of Paragraph 1, Article 340 of the Corporation Law.
     In addition to the above, should anything occur to negatively impact the qualifications or independence of the Accounting Auditor, making it unlikely that the Accounting Auditor will be able to properly perform an audit, the Directors will propose, with the agreement of the Board of Corporate Auditors, or as requested by the Board of Corporate Auditors, not to reappoint the Accounting Auditor at a General Meeting of Shareholders.

6.	Systems for Ensuring Propriety of Operations
      As systems for ensuring the propriety of the Company’s operations, the Board of Directors has adopted a resolution as follows:
(1)	System for Ensuring the Performance of Duties by Directors and Employees to Comply with Laws and Articles of Incorporation
(i)	Based on the spirit of the “Three Selfs” (self-motivation, self-management, and self-awareness)-a Canon universal principle dating back to the Company’s founding-the Company established the Canon Group Code of Conduct as a standard to which Directors, Executive Officers and employees must adhere when performing their work. A Committee that manages and oversees this initiative promotes compliance activities to develop law-abiding, independent and strong individuals with a high sense of ethics.

(ii)	Policies and measures set forth by the Committee above are implemented throughout the Company with the assistance of compliance staff assigned to each division.

(iii)	Each division establishes internal rules and guidelines to help ensure that all Directors, Executive Officers and employees thoroughly understand the laws and regulations of Japan and other countries.

(iv)	The Company ensures Directors, Executive Officers and employees the implementation of the basic policy that provides not to have any relation with antisocial forces under any circumstances, and also maintains and improves the cooperation structure with external institutions such as police by establishing a department in charge.

(v)	The Company’s internal auditing, legal, and other divisions work to strengthen compliance through law-abidance guidance and monitoring on its business activities.

(vi)	An in-house hotline system is employed to promote internal self-checks to prevent illegal or unethical activities and help prevent improprieties.
(2)	System for Maintaining and Managing Information Relating to the Performance of Duties by Directors
(i)	Information relating to the performance of duties by Directors is maintained and managed in accordance with the Company’s basic rules for document management addressing the creation, sending and receiving, storage, retention, and destruction of documents, and other in-house rules.

(ii)	A system is established that enables Directors, Corporate Auditors, and internal auditing to access this information anytime.

(3)	Rules and Other Systems Regarding Management of Risk of Loss
(i)	Important matters are carefully deliberated at the Executive Committee and in other Management Committees on specific action plans to eliminate or reduce business risks.

(ii)	Business processes are specified and risks are evaluated based on guidelines set forth by a committee that oversees financial risk management to ensure the accuracy and reliability of financial reporting. This must be documented in writing, and the status of control activity is regularly confirmed to make risk management effectively work.

(iii)	A risk management system is created through the formulation and observance of various in-house rules to protect the Company from diversifying risks (quality, environmental, disaster, information-related, export management, etc.) and maintain public faith. In particular, Basic Policies Regarding Product Safety has been established, which govern efforts in supplying customers with safe products that will allow comfortable and satisfactory use.

(iv)	Wide-ranging audits of various types and promotion of the in-house hotline system by internal auditing are carried out for the early detection and resolution of risks.
(4)	System for Assuring Directors’ Efficient Execution of Duties
(i)	The Executive Committee and Management Committees are established and important matters are carefully deliberated in advance by Directors, Executive Officers and relevant managers to promote prompt and appropriate decision making by Directors.

(ii)	Based on explanation of management policies in long-term management plans, the Company goals are given concrete shape in medium-term plans, and each division is thoroughly informed of the content of these plans. Furthermore, annual and quarterly short-term plans and monthly budgetary control are used to monitor performance progress, through which the Company makes optimum use of management resources.

(5)	System for Ensuring Appropriate Operations of the Corporate Group Comprised of Corporation, its Parent Companies and Subsidiaries
(i)	Based on the “Canon Group Code of Conduct,” the Company promotes Groupwide compliance and infuses an awareness of compliance and corporate ethics to share as a set of common values for the Group.

(ii)	Policies and measures set forth by the Committee managing and overseeing the “Canon Group Code of Conduct” are implemented at each Group company by compliance staff assigned to it.

(iii)	The internal auditing, legal, and other divisions enhance compliance by providing guidance and monitoring with regard to the observance of laws in the business activities of all Group companies.

(iv)	The soundness and efficiency of the Group’s business activities are ensured through the formulation of Groupwide medium-term plans and deliberations in the Management Committee.
(6)	Matters Regarding Employees Who Assist the Duties of Corporate Auditors When Corporate Auditors Request Assignment of Such Employees
(i)	A division is established specifically to assist Corporate Auditors with their duties.

(ii)	Full-time employees of a requisite number are assigned to the division.
(7)	Matters Regarding Independence of the Employees in (6) Above From Directors
(i)	The division is an organization independent of the Board of Directors.

(ii)	Changes in the division’s personnel require the prior consent of the Board of Corporate Auditors.

(8)	System for Directors and Employees to Report to Corporate Auditors and System for Other Types of Reporting to Corporate Auditors
(i)	Directors promptly report to Corporate Auditors matters that may have a significant impact on the Company when such matters emerge or are likely to emerge.

(ii)	Directors, Executive Officers and employees deliver reports periodically to Corporate Auditors regarding matters Directors and the Corporate Auditors have previously agreed upon in consultations.

(iii)	Corporate Auditors attend the Executive Committee and other important meetings.

(iv)	An in-house hotline system is adopted to allow Corporate Auditors to receive information from employees.
(9)	Other Systems for Securing the Effectiveness of Auditing by Corporate Auditors
(i)	Corporate Auditors periodically receive reports from accounting auditors.

(ii)	The Company establishes the systems for providing cooperation and allowing field audits of internal divisions and affiliates to be performed efficiently by Corporate Auditors.

Consolidated Financial Statements

Consolidated Balance Sheets

ASSETS	Millions of yen

	As of Dec. 31,	As of Dec. 31,
	2010	2009

Current assets:
Cash and cash equivalents	840,579	795,034
Short-term investments	96,815	19,089
Trade receivables, net	557,504	556,572
Inventories	384,777	373,241
Prepaid expenses and other current assets	250,754	273,843

Total current assets	2,130,429	2,017,779

Noncurrent receivables	16,771	14,936
Investments	81,529	114,066
Property, plant and equipment, net	1,201,968	1,269,785
Intangible assets, net	153,021	117,396
Other assets	400,102	313,595

Total assets	3,983,820	3,847,557

LIABILITIES AND EQUITY		Millions of yen

	As of Dec. 31,	As of Dec. 31,
	2010	2009

Current liabilities:
Short-term loans and current portion of long-term debt	7,200	4,869
Trade payables	383,251	339,113
Accrued income taxes	72,482	50,105
Accrued expenses	299,710	274,300
Other current liabilities	134,298	115,303

Total current liabilities	896,941	783,690

Long-term debt, excluding current installments	4,131	4,912
Accrued pension and severance cost	197,609	115,904
Other noncurrent liabilities	75,502	63,651

Total liabilities	1,174,183	968,157

Commitments and contingent liabilities
Equity:
Canon Inc. stockholders’ equity:
Common stock	174,762	174,762
[Authorized shares] (share)	[3,000,000,000 ]	[3,000,000,000 ]
[Issued shares] (share)	[1,333,763,464 ]	[1,333,763,464 ]
Additional paid-in capital	400,425	404,293
Legal reserve	57,930	54,687
Retained earnings	2,965,237	2,871,437
Accumulated other comprehensive income (loss)	(390,459)	(260,818)
Treasury stock, at cost	(562,113)	(556,252)
[Treasury shares] (share)	[105,295,975 ]	[99,288,001 ]

Total Canon Inc. stockholders’ equity	2,645,782	2,688,109
Noncontrolling interests	163,855	191,291

Total equity	2,809,637	2,879,400

Total liabilities and equity	3,983,820	3,847,557

<Notes to Consolidated Balance Sheets as of December 31, 2010>
1. Allowance for doubtful receivables:	14,920 million yen
2. Accumulated depreciation:	1,909,703 million yen
3. Accumulated other comprehensive income (loss) includes foreign currency translation adjustments, net unrealized gains and losses on securities, net gains and losses on derivative financial instruments and pension liability adjustments.

4. Guarantee obligations for bank loans taken out by employees:	16,746 million yen

<Note to Per Share Information as of December 31, 2010>
Canon Inc. stockholders’ equity per share	2,153.73 yen

Consolidated Statements of Income

Millions of yen

	Year ended	Year ended
	Dec. 31, 2010	Dec. 31, 2009

Net sales	3,706,901	3,209,201

Cost of sales	1,923,813	1,781,808

Gross profit	1,783,088	1,427,393

Operating expenses:

Selling, general and administrative expenses	1,079,719	905,738

Research and development expenses	315,817	304,600

	1,395,536	1,210,338

Operating profit	387,552	217,055

Other income (deductions):

Interest and dividend income	6,022	5,202

Interest expense	(1,931)	(336)

Other, net	1,220	(2,566)

	5,311	2,300

Income before income taxes	392,863	219,355

Income taxes	140,160	84,122

Consolidated net income	252,703	135,233

Less: Net income attributable to noncontrolling interests	6,100	3,586

Net income attributable to Canon Inc.	246,603	131,647

<Note to Per Share Information for the year ended December 31, 2010>
Net income attributable to Canon Inc. stockholders per share
Basic	199.71 yen
Diluted	199.70 yen

Consolidated Statement of Equity

Millions of yen
	Common stock	Additional paid-in capital			Accumulated		Total
			Legal	Retained	other	Treasury	Canon Inc.
			reserve	earnings	comprehensive	stock	stockholders’
					income (loss)		equity

Balance at December 31, 2009	174,762	404,293	54,687	2,871,437	(260,818)	(556,252)	2,688,109

Acquisition of subsidiaries Equity transactions with noncontrolling interests and other		(3,787)		(13,453)	(680)	55,250	37,330
Dividends paid to Canon Inc. stockholders				(136,103)			(136,103)
Dividends paid to noncontrolling interests
Transfers to legal reserve			3,243	(3,243)			-
Comprehensive income:
Net income				246,603			246,603
Other comprehensive income (loss), net of tax
Foreign currency translation adjustments					(122,667)		(122,667)
Net unrealized gains and losses on securities					(222)		(222)
Net gains and losses on derivative instruments					833		833
Pension liability adjustments					(6,905)		(6,905)

Total comprehensive income (loss)							117,642

Repurchase of treasury stock, net		(81)		(4)		(61,111)	(61,196)

Balance at December 31, 2010	174,762	400,425	57,930	2,965,237	(390,459)	(562,113)	2,645,782

Millions of yen

	Noncontrolling	Total
	interests	equity

Balance at December 31, 2009	191,291	2,879,400

Acquisition of subsidiaries	19,168	19,168
Equity transactions with noncontrolling interests and other	(43,214)	(5,884)
Dividends paid to Canon Inc. stockholders		(136,103)
Dividends paid to noncontrolling interests	(2,827)	(2,827)
Transfers to legal reserve		-
Comprehensive income:
Net income	6,100	252,703
Other comprehensive income (loss), net of tax
Foreign currency translation adjustments	(4,251)	(126,918)
Net unrealized gains and losses on securities	76	(146)
Net gains and losses on derivative instruments	(66)	767
Pension liability adjustments	(2,422)	(9,327)

Total comprehensive income (loss)	(563)	117,079

Repurchase of treasury stock, net		(61,196)

Balance at December 31, 2010	163,855	2,809,637

<Note to Consolidated Statement of Equity>
Pension liability adjustments include actuarial loss, prior service credit and net transition obligation.

Notes to Consolidated Financial Statements
<Notes to Basic Significant Matters Regarding Preparation of Consolidated Financial Statements>
Significant Accounting Policies
1. Group Position
     The number of consolidated subsidiaries was 294, and the number of affiliated companies accounted for by the equity method was 14.
2. Basis of Presentation
     The consolidated financial statements are prepared in accordance with U.S. generally accepted accounting principles (“US GAAP”) pursuant to the provision of Section 1, Article 3 of supplementary provision (Act of Justice Ministry No. 46 issued and effective in 2009) of current Company Accounting Regulations. However, certain disclosures required under US GAAP are omitted pursuant to the same provision.
3. Cash Equivalents
     All highly liquid investments acquired with an original maturity of three months or less are considered to be cash equivalents.
4. Translation of Foreign Currencies
     Assets and liabilities denominated in foreign currencies are translated at the rate of exchange in effect at the balance sheet date. Exchange differences are charged or credited to income. Assets and liabilities of subsidiaries located outside Japan are translated into Japanese yen at the rates of exchange in effect at the balance sheet date and income and expense items are translated at the average exchange rates prevailing during the year. The resulting translation adjustments are reported in other comprehensive income (loss).
5. Inventories
     Inventories are stated at the lower of cost or market value. Cost is determined by the average method for domestic inventories and principally the first-in, first-out method for overseas inventories.
6. Investments
     Canon accounts for its debt and marketable equity securities as follows. Held-to-maturity securities are recorded at amortized cost, adjusted for the amortization or accretion of premiums or discounts. Available-for-sale securities are recorded at fair value. Unrealized holding gains and losses, net of the related tax effect, on available for-sale securities are excluded from earnings and are reported in other comprehensive income (loss) until realized. Realized gain and losses are determined on the average cost method.

7. Property, Plant and Equipment
     Property, plant and equipment are depreciated principally by the declining-balance method.
8. Goodwill and Other Intangible Assets
     Goodwill and other intangible assets with indefinite useful lives are not amortized, but are instead tested for impairment at least annually in the fourth quarter of each year, or more frequently if indicators of potential impairment exist. Intangible assets with finite useful lives are amortized over the respective estimated useful lives. Software is amortized on a straight-line basis over the period of three to five years. Customer relationships are amortized principally by the declining-balance method over the period of five years.
9. Impairment of Long-Lived Assets
     Long-lived assets, such as property, plant and equipment, and acquired intangibles subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If the carrying amount of the asset exceeds its estimated undiscounted future cash flows, an impairment charge is recognized in the amount by which the carrying amount of the asset exceeds the fair value of the asset.
10. Basis of Recording Allowances
(Allowance for doubtful accounts)
     An allowance for doubtful accounts is provided based on credit loss history and an evaluation of any specific doubtful accounts.
(Accrued pension and severance cost)
     Pension and severance cost is accrued based on the projected benefit obligations and the fair value of plan assets at the balance sheet date. Unrecognized actuarial loss is recognized by amortizing a portion in excess of a corridor (i.e., 10% of the greater of the projected benefit obligations or the fair value of plan assets) using the straight-line method over the average remaining service period of employees. Unrecognized prior service cost or credit is amortized using the straight-line method over the average remaining service period of employees.
11.	Taxes collected from customers and remitted to governmental authorities are excluded from revenues, cost and expenses in consolidated statements of income.
12. Stock-Based Compensation
     Canon measures stock-based compensation cost at the grant date, based on the fair value of the award, and recognizes the cost on a straight-line basis over the requisite service period.

13. Net Income Attributable to Canon Inc. Stockholders Per Share
     Basic net income attributable to Canon Inc. stockholders per share is computed by dividing net income by the weighted-average number of common shares outstanding during each year. Diluted net income attributable to Canon Inc. stockholders per share includes the effect from potential issuance of common stock based on the assumption that all stock options were exercised.
<Notes to Financial Instruments>
1. Status of Financial Instruments
     Canon invests in highly safe and short-term financial instruments.
     Canon has certain financial instruments such as trade receivables and securities. Canon reduces the customer credit risk related to trade receivables in accordance with its credit management policy. At December 31, 2010, a major customer accounted for approximately 21% of consolidated trade receivables. Securities consist primarily of equity securities of the companies with which Canon has a business relationship.
     Derivative financial instruments are comprised principally of foreign exchange contracts to reduce the risk. Canon does not hold or issue derivative financial instruments for trading and speculative purposes.
2. Fair Value of Financial Instruments
     The estimated fair values of Canon’s financial instruments as of December 31, 2010 are set forth below. The following summary excludes cash and cash equivalents, trade receivables, finance receivables, noncurrent receivables, short-term loans, trade payables and accrued expenses for which fair values approximate their carrying amounts. The following summary excludes non-marketable equity securities accounted for under the cost method (balance sheet amount 26,475 million yen) as it was not practicable to estimate the fair value of such investments.

	Millions of yen
	Carrying	Estimated	Difference
	amount	fair value

Available-for-sale securities	27,356	27,356	-
Long-term debt, including current portion	(9,260)	(9,245)	15
Foreign exchange contracts:
Assets	11,950	11,950	-
Liabilities	(913)	(913)	-

The following methods and assumptions are used to estimate the fair value in the above table.
Available-for-sale securities
Available-for-sale securities are recorded at fair value.

Long-term debt
The fair values of Canon’s long-term debt instruments are based on the present value of future cash flows associated with each instrument discounted using current market borrowing rates for similar debt instruments of comparable maturity.
Foreign exchange contracts
The fair values of foreign exchange contracts are measured based on the market price obtained from financial institutions.
<Note to Real Estate for Rent and Others>
There was no significant item.

(This page is left blank intentionally.)

Accounting Audit Report of Accounting Auditor on Consolidated Financial Statements
Report of Independent Auditors
February 14, 2011
The Board of Directors
Canon Inc.
Ernst & Young ShinNihon LLC
Noriharu Fujita
Certified Public Accountant
Designated and Engagement
Partner
Norimitsu Yanai
Certified Public Accountant
Designated and Engagement
Partner
Yuichiro Munakata
Certified Public Accountant
Designated and Engagement
Partner
Shigeru Sekiguchi
Certified Public Accountant
Designated and Engagement
Partner
     Pursuant to Paragraph 4, Article 444 of the Corporation Law, we have audited the consolidated balance sheet, the consolidated statement of income, the consolidated statement of equity and the notes to consolidated financial statements of Canon Inc. (the “Company”) applicable to the fiscal year from January 1, 2010 through December 31, 2010. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.
     We conducted our audit in accordance with auditing standards generally accepted in Japan. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position and results of operations of the Canon Group, which consisted of the Company and consolidated subsidiaries, applicable to the fiscal year ended December 31, 2010 in conformity with accounting principles generally accepted in the United States under Paragraph 1, Article 3 of supplementary provision of the Company Accounting Regulations (Act of Justice Ministry No. 46 issued and effective in 2009) (refer to Note 2 of notes to basic significant matters regarding preparation of consolidated financial statements in the notes to consolidated financial statements).
     We have no interest in the Company which should be disclosed in compliance with the Certified Public Accountants Act.

Audit Report of Board of Corporate Auditors on Consolidated Financial Statements
Audit Report on Consolidated Financial Statements
     Regarding the consolidated financial statements (consolidated balance sheet, consolidated statement of income, consolidated statements of equity, and notes to consolidated financial statements) for the 110th business term from January 1, 2010, to December 31, 2010, we have prepared this Audit Report upon deliberation based on the audit reports prepared by each Corporate Auditor and hereby report as follows:
1.	Auditing Methods Employed by the Corporate Auditors and Board of Corporate Auditors and Details of Such Methods
     We established auditing policies, allocation of duties, and other relevant matters, and received reports from each Corporate Auditor regarding their execution of audits and results thereof, as well as reports from the Directors and the Accounting Auditor regarding performance of their duties, and sought explanations as necessary.
     Following the auditing policies and allocation of duties established by the Board of Corporate Auditors, each Corporate Auditor received reports from such as the Directors and employees regarding consolidated financial statements and sought explanations as necessary. Furthermore, we monitored and verified whether the Accounting Auditor maintained their independence and implemented appropriate audits, and received reports from the Accounting Auditor regarding the performance of their duties and sought explanations as necessary. In addition, we received notice from the Accounting Auditor that “System for ensuring that duties are performed properly” (matters set forth in each Item of Article 131 of the Company Accounting Regulations) is organized in accordance with the “Quality Management Standards Regarding Audits” (Business Accounting Council, October 28, 2005) and other relevant standards, and sought explanations as necessary. Based on the above methods, we examined the consolidated financial statements for this business term.

2.	Audit Results
           We confirm that the methods and results of the audit employed by the Accounting Auditor, Ernst & Young ShinNihon LLC, are proper.
     February 15, 2011

Board of Corporate Auditors, Canon Inc.

Corporate Auditor	Keijiro Yamazaki

Corporate Auditor	Shunji Onda

Corporate Auditor	Tadashi Ohe

Corporate Auditor	Kazunori Watanabe

Corporate Auditor	Kuniyoshi Kitamura

Note:	Corporate Auditors, Tadashi Ohe, Kazunori Watanabe and Kuniyoshi Kitamura are Outside Corporate Auditors, as provided in Item 16, Article 2, and Paragraph 3, Article 335, of the Corporation Law.

 Non-Consolidated Financial Statements
Non-Consolidated Balance Sheets

ASSETS		Millions of yen

	As of Dec. 31,	As of Dec. 31,
	2010	2009

Current assets	1,175,374	1,112,783

Cash and deposits	56,923	6,855

Notes receivable	184,331	190,667

Accounts receivable	451,767	458,927

Marketable securities	135,290	92,740

Finished goods	55,622	60,868

Work in process	54,346	83,073

Raw materials and supplies	7,338	3,997

Deferred tax assets	30,239	57,312

Short-term loans receivable	105,497	59,241

Other current assets	94,021	99,104

Allowance for doubtful receivables	-	(1)

Fixed assets	1,428,055	1,438,317

Property, plant and equipment, net	784,520	862,901

Buildings	446,525	469,571

Machinery	105,458	135,263

Vehicles	122	204

Tools and equipment	26,612	32,095

Land	148,175	148,217

Construction in progress	57,628	77,551

Intangible fixed assets	36,191	32,444

Software	34,078	29,922

Other intangibles	2,113	2,522

Investments and other assets	607,344	542,972

Marketable securities-noncurrent	45,941	40,970

Investments in affiliated companies	487,628	422,421

Long-term loans receivable	-	2,328

Long-term pre-paid expenses	10,066	12,518

Deferred tax assets-noncurrent	59,998	60,440

Guarantees	1,412	1,498

Other noncurrent assets	2,353	2,852

Allowance for doubtful receivables-noncurrent	(54)	(55)

Total assets	2,603,429	2,551,100

<Notes to Non-Consolidated Balance Sheets as of December 31, 2010>
1.	Accumulated depreciation of property, plant and equipment	1,196,703 million yen
2.	Guarantees
	Mortgage bank loans for employees	13,818 million yen
3.	Receivable and Payable for affiliated companies
	Receivables	787,350 million yen
	Payables	559,391 million yen

<Note to Per Share Information as of December 31, 2010>
Net assets per share		1,473.75 yen

LIABILITIES AND NET ASSETS		Millions of yen

	As of Dec. 31,	As of Dec. 31,
	2010	2009

Current liabilities	745,706	699,680

Notes payable	1,398	1,456

Accounts payable	332,901	330,763

Short-term loans payable	260,662	226,749

Other payables	32,541	37,717

Accrued expenses	55,264	51,667

Accrued income taxes	41,027	27,639

Deposits	9,786	8,644

Accrued warranty expenses	3,404	3,043

Accrued bonuses for employees	4,594	4,129

Accrued directors’ bonuses	218	127

Other current liabilities	3,911	7,746

Noncurrent liabilities	45,822	38,702

Accrued pension and severance cost	36,701	34,524

Accrued directors’ retirement benefits	1,572	1,786

Reserve for environmental provision	6,141	1,170

Accrued long service rewards for employees	1,399	1,176

Other noncurrent liabilities	9	46

Total liabilities	791,528	738,382

Stockholders’ equity	1,807,975	1,810,900

Common stock	174,762	174,762

Capital surplus	306,288	306,288

Additional paid-in capital	306,288	306,288

Other capital surplus	-	-

Retained earnings	1,889,038	1,886,102

Legal reserve	22,114	22,114

Other retained earnings	1,866,924	1,863,988

Reserve for special depreciation	796	1,566

Reserve for deferral of capital gain on property	2,913	2,701

Special reserves	1,249,928	1,249,928

Retained earnings brought forward	613,287	609,793

Treasury stock	(562,113)	(556,252)

Valuation and translation adjustments	2,485	1,008

Net unrealized gains (losses) on securities	1,358	1,384

Net deferred gains (losses) on hedges	1,127	(376)

Subscription rights to shares	1,441	810

Total net assets	1,811,901	1,812,718

Total liabilities and net assets	2,603,429	2,551,100

Non-Consolidated Statements of Income

		Millions of yen

	Year ended	Year ended
	Dec. 31, 2010	Dec. 31, 2009

Net sales	2,317,043	2,025,546

Cost of sales	1,602,918	1,471,056

Gross profit	714,125	554,490

Selling, general and administrative expenses	473,760	456,713

Operating profit	240,365	97,777

Other income	98,125	118,847

Interest income	1,490	792

Dividend income	19,737	15,522

Rental income	50,984	63,564

Royalty income	16,882	30,344

Foreign exchange income	1,173	-
Miscellaneous income	7,859	8,625
Other expense	63,748	73,940

Interest expense	2,811	3,916

Depreciation of rental assets	46,711	57,040

Foreign exchange loss	-	681

Miscellaneous loss	14,226	12,303

Ordinary profit	274,742	142,684

Non-ordinary income	692	292

Gain on sales of fixed assets	421	204

Gain on sales of marketable securities-noncurrent	259	66

Gain on sales of investments in affiliated companies	-	22
Gain on reversal of subscription rights to shares	12	-
Non-ordinary loss	42,231	20,688

Loss on sales and disposal of fixed assets	10,477	4,060

Loss on impairment of fixed assets	-	15,745

Loss on sales of marketable securities-noncurrent	18	72

Write-off of marketable securities-noncurrent	2,866	811

Write-off of investments in affiliated companies	28,870	-

Income before income taxes	233,203	122,288

Income taxes — Current	54,175	30,206

— Deferred	26,530	11,304

Net income	152,498	80,778

<Notes to Non-Consolidated Statements of Income for the year ended December 31, 2010>
Transactions with affiliated companies
Sales	2,229,583 million yen
Purchase	1,554,045 million yen
Other transactions	99,264 million yen

<Note to Per Share Information for the year ended December 31, 2010>
Net income per share	123.50 yen

(This page is left blank intentionally.)

Non-Consolidated Statement of Changes in Net Assets

	Stockholders’ equity

		Capital surplus		Retained earnings

	Common	Additional	Other	Legal	Reserve for
	stock	paid-in	capital	reserve	special
		capital	surplus		depreciation

Balance as of December 31, 2009	174,762	306,288	-	22,114	1,566

Changes in the term

Transfer to reserve for special depreciation					83

Reversal of reserve for special depreciation					(853)

Transfer to reserve for deferral of capital gain on property

Reversal of reserve for deferral of capital gain on property

Dividends paid

Net income

Purchase of treasury stock

Disposal of treasury stock

Changes due to share exchange

Net change of items other than stockholders’ equity

Total changes in the term	-	-	-	-	(770)

Balance as of December 31, 2010	174,762	306,288	-	22,114	796

1. Number of issued shares as of December 31, 2010	1,333,763,464 shares
2. Classes and number of treasury stock
(Shares)

Classes of stock	Balance as of	Increase	Decrease	Balance as of
	December 31, 2009			December 31, 2010

Common stock	99,288,001	16,012,063	10,004,089	105,295,975

(Reason for change)
The increase of 16,012,063 shares reflects the acquisition of 13,151,300 shares as approved by the resolution of the board of directors’ meeting, the purchase of 2,840,506 shares based on a dissenting-shareholder request in association with a subsidiary becoming wholly owned by means of a share exchange, and the purchase of 20,257 shares based on the shareholders’ request for purchase of shares less-than-one-unit.
The decrease of 10,004,089 shares reflects the share allotment of 10,000,853 shares to shareholders in connection with the aforementioned share exchange and the sale of 3,236 shares based on the shareholders’ request for the sale of shares less-than-one-unit.

								Millions of yen
Stockholders’ equity					Valuation and translation
					adjustments
Retained earnings
Other retained earnings			Treasury	Total	Net unrealized	Net deferred	Subscription rights to	Total net assets
Reserve for			stock	stockholders’	gains (losses)	gains (losses)	shares
deferral of	Special	Retained		equity	on securities	on hedges
capital gain	reserves	earnings
on property

2,701	1,249,928	609,793	(556,252)	1,810,900	1,384	(376)	810	1,812,718

		(83)		-				-

		853		-				-

304		(304)		-				-

(92)		92		-				-

		(136,103)		(136,103)				(136,103)

		152,498		152,498				152,498

			(61,436)	(61,436)				(61,436)

		(6)	18	12				12

		(13,453)	55,557	42,104				42,104

				-	(26)	1,503	631	2,108

212	-	3,494	(5,861)	(2,925)	(26)	1,503	631	(817)

2,913	1,249,928	613,287	(562,113)	1,807,975	1,358	1,127	1,441	1,811,901

3.	Payment for dividends

(1) Amount of dividends paid

Decision	Classes of stock	Cash dividend (Millions of yen)	Dividend per share (yen)	Base date	Effective date

March 30, 2010 Ordinary general meeting of shareholders	common stock	67,896	55.00	December 31, 2009	March 31, 2010

July 27, 2010 Board of directors’ meeting	common stock	68,206	55.00	June 30, 2010	August 27, 2010

(2)	Dividends whose record date is included in the current fiscal year-end and effective date is after the current fiscal year-end.

Scheduled	Classes of stock	Cash dividend (Millions of yen)	A source of dividend	Dividend per share (yen)	Base date	Effective date

March 30, 2011 Ordinary general meeting of shareholders	common stock	79,850	Retained earnings	65.00	December 31, 2010	March 31, 2011

Notes to Non-Consolidated Financial Statements
<Notes to Significant Accounting Policies>
1.	Valuation of Securities
(1)	Securities of subsidiaries and affiliates --- stated at cost based on the moving average method.

(2)	Other securities: Securities with quotation---- stated at fair value (unrealized holdings gains and losses are reported in net assets, when sold, the cost is based on the moving average method.)

Securities without quotation---- stated at cost based on the moving average method.
2.	Valuation of Inventories
(1)	Finished goods; work in process---- valued at cost based on the periodic average method (amount shown in the balance sheet is devaluated due to decline in profitability).

(2)	Raw materials and supplies---- valued at cost based on the moving average method (amount shown in the balance sheet is devaluated due to decline in profitability).
3.	Depreciation Method of Fixed Assets
(1)	Property, plant and equipment (excluding lease assets)---- calculated by declining-balance method. For buildings (excluding fixtures) acquired after April 1, 1998, depreciation is calculated by straight-line method.

(2)	Intangible fixed assets---- calculated by straight-line method. With regard to software for sale, calculated based on the estimated marketable period in consideration of marketing plan etc. of the relevant products (3 years), and with regard to internal-use software, calculated based on the estimated useful period in the Company (5 years).
(3)	Lease assets---- calculated by straight-line method. The engaged lease period is determined as the useful life of each lease asset.
4.	Deferred Charges----The items which can be deferred under the Corporation Law charged to operations as incurred.

5.	Basis of Recording Allowances
(1)	Allowance for doubtful accounts----provided as a general provision for uncollectible receivables ----- General accounts Allowances are provided using a rate determined by past debt experience.

----- Allowance for accounts considered to be uncollectible and accounts in bankruptcy filing are provided for individual estimated uncollectible amount, primarily determined based on the respective customer’s financial conditions.

(2)	Accrued warranty expenses----provides as general provision for product after-sales service expenses and no charge repair cost on an estimated amount based on the historical performance.

(3)	Accrued bonuses for employees----provided as a general provision for bonus to employees for this term based on an amount expected to pay.
(4)	Accrued directors’ bonuses----provided as general provision for bonus to directors for this term based on an amount expected to pay.

(5)	Accrued pension and severance cost----provided as general provision for employee retirement and severance benefits based on projected benefits obligation and expected plan asset. Prior service cost and actuarial variance are amortized by straight-line method with average remaining service periods.

(6)	Accrued directors’ retirement benefits----provision for directors’ retirement benefits based on the necessary amount at the fiscal year-end in accordance with management policy.

(7)	Reserve for environmental provision----provided as general provision for the future environmental-related cost, such as construction costs to prevent the proliferation of soil pollution, and also clean up costs of hazardous substances based on the related regulations.

(8)	Accrued long service rewards for employees----provided as general provision for reward for employees in accordance with management policy for long service employees for this term based on an amount expected to pay.
6.	Hedge accounting
(1)	Hedge accounting----deferral hedge accounting has been applied.
(2)	Hedging instrument and hedged assets / liabilities

Hedging instrument----derivative transaction (foreign exchange contract) Hedged assets / liabilities----accounts receivables denominated in foreign currency for forecasted transaction.

(3)	Hedge policy----derivative financial instruments are comprised principally of foreign exchange contracts to manage currency risk. The Company does not hold derivative financial instrument for trading purpose.

(4)	Assessment of hedge effectiveness----foreign exchange forward contracts due to the same currency of the same underlying at the same period are concluded to cover foreign currency fluctuation risk in the market based on the hedging policy, and thus is effective.
7.	Consumption Taxes----excluded from the statements of income and are accumulated in other receivables or other payables.
<Note to Deferred Income Tax>

1. Significant components of deferred tax assets
Accrued pension and severance cost	25,241	million yen
Loss on devaluation of investments in subsidiaries	16,644	million yen
Loss on disposal and write-off of inventories	9,525	million yen
Outstanding enterprise tax	4,389	million yen
Depreciation of fixed assets in excess of limit	5,848	million yen
Loss on impairment of fixed assets	6,472	million yen
Excess in amortization of software	12,999	million yen
Amortization of deferred charges in excess of limit	9,142	million yen
Other	21,968	million yen

Subtotal deferred tax assets	112,228	million yen
Valuation reserve	(17,861)	million yen

Total deferred tax assets	94,367	million yen
2. Significant components of deferred tax liabilities
Reserve for special depreciation	(531)	million yen
Reserve for deferral of capital gain on property	(1,942)	million yen
Other	(1,657)	million yen

Total deferred tax liabilities	(4,130)	million yen

Net deferred tax assets	90,237	million yen

<Notes to Transaction with Related Parties>
Millions of yen

Status	Company name	Ratio of voting rights held by the company	Relationship with the Company	Transaction details	Transaction amount	Item	Balance at December 31, 2010

Subsidiary	Canon Marketing Japan Inc.	(Possession) Direct: 55.3% Indirect: 0.0%	Sales of the Company’s products Interlocking directorate	Sales of the Company’s products	266,503	Accounts receivable	78,647

				Borrowings of funds	-	Short-term loans payable	40,000

Subsidiary	Oita Canon Inc.	(Possession) Direct: 100%	Manufacture of the Company’s products Interlocking directorate	Purchase of products, components and others	330,265	Accounts payable	84,911

		(Possession) Direct: 100%	Sales of the Company’s products Interlocking directorate	Sales of the Company’s products	617,847	Notes receivable	182,221

Subsidiary	Canon U.S.A., Inc.					Accounts receivable	8,426

				Borrowings of funds	(23,895)	Short-term loans payable	77,416

Subsidiary	Canon Europa N.V.	(Possession) Direct: 100%	Sales of the Company’s products Interlocking directorate	Sales of the Company’s products	741,089	Accounts receivable	195,063

				Borrowings of funds	32,222	Short-term loans payable	35,601

Subsidiary	Canon Singapore Pte. Ltd.	(Possession) Direct: 100%	Sales of the Company’s products Interlocking directorate	Sales of the Company’s products	221,754	Accounts receivable	59,059

Subsidiary	Canon (China) Co.,Ltd.	(Possession) Direct: 100%	Sales of the Company’s products Interlocking directorate	Sales of the Company’s products	151,096	Account receivable	34,452

Subsidiary	Océ N.V.	(Possession) Indirect: 89.6%	Sales of the Company’s products Interlocking directorate	Lending of funds	68,686	Short-term loans receivable	68,686

Conditions of transactions and policy regarding determination of conditions of transaction.

(Note 1)	The transactions above are determined on a fair price basis.
(Note 2)	Consumption taxes are excluded from the transaction amount, however, included in the balance at December 31,2010.

(Note 3)	The loans payable from Canon Marketing Japan Inc., Canon U.S.A., Inc. and Canon Europa N.V. are intended to make best use of the funding in the Canon Group. Transaction amount shows net loan and repayment. The interests are determined reasonably based on market interest rate.

(Note 4)	The loan receivable to Océ N.V. is intended to make best use of the funding in the Canon Group. Transaction amount shows net loan and repayment. The interests are determined reasonably based on market interest rate.

(Note 5)	Ratio of voting rights held by the Company for “Indirect” of Canon Marketing Japan Inc. shows 0.0% because the value is a fraction amount.

Accounting Audit Report of Accounting Auditor
Report of Independent Auditors
February 14, 2011
The Board of Directors
Canon Inc.
Ernst & Young ShinNihon LLC
Noriharu Fujita
Certified Public Accountant
Designated and Engagement
Partner
Norimitsu Yanai
Certified Public Accountant
Designated and Engagement
Partner
Yuichiro Munakata
Certified Public Accountant
Designated and Engagement
Partner
Shigeru Sekiguchi
Certified Public Accountant
Designated and Engagement
Partner
     Pursuant to Item 1, Paragraph 2 of Article 436 of the Corporation Law, we have audited the non-consolidated balance sheet, the non-consolidated statement of income, the non-consolidated statement of changes in net assets, the notes to non-consolidated financial statements and the related supplementary schedules of Canon Inc. (the “Company”) applicable to the 110th fiscal year from January 1, 2010 through December 31, 2010. These non-consolidated financial statements and the related supplementary schedules are the responsibility of the Company’s management. Our responsibility is to express an opinion on these non-consolidated financial statements and the related supplementary schedules based on our audit.
     We conducted our audit in accordance with auditing standards generally accepted in Japan. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the non-consolidated financial statements and the related supplementary schedules are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the non-consolidated financial statements and the related supplementary schedules. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the non-consolidated financial statements and the related supplementary schedules. We believe that our audit provides a reasonable basis for our opinion.
     In our opinion, the non-consolidated financial statements and the related supplementary schedules referred to above present fairly, in all material respects, the financial position and results of operations of Canon Inc. applicable to the 110th fiscal year ended December 31, 2010 in conformity with accounting principles generally accepted in Japan.
     We have no interest in the Company which should be disclosed in compliance with the Certified Public Accountants Act.

Audit Report of Board of Corporate Auditors
Audit Report
     Regarding the performance of duties by the Directors for the 110th business term from January 1, 2010, to December 31, 2010, we have prepared this Audit Report upon deliberation based on the audit reports prepared by each Corporate Auditor and hereby report as follows:
1.	Auditing Methods Employed by the Corporate Auditors and Board of Corporate Auditors and Details of Such Methods
     We established auditing policies, allocation of duties and other relevant matters, and received reports from each Corporate Auditor regarding their execution of audits and results thereof, as well as reports from the Directors, other relevant personnel, and the Accounting Auditor regarding performance of their duties, and sought explanations as necessary.
     Each Corporate Auditor complied with the auditing standards of Corporate Auditors established by the Board of Corporate Auditors, followed the auditing policies, allocation of duties, and other relevant matters, communicated with such as the Directors, the internal auditing and other employees, and made efforts to establish the environment for collecting information and auditing, and participated in the meetings of the Board of Directors and other important meetings, received reports from such as the Directors and employees regarding performance of their duties, sought explanations as necessary, examined important authorized documents and associated information, and studied the operations and status of assets at the head office and principal offices. In addition, we monitored and verified the system for ensuring that the performance of duties by the Directors conforms to the related laws and regulations and Articles of Incorporation, as well as the resolution of the Board of Directors regarding the organization of the system stipulated in Item 1 and Item 3, Article 100, of the Enforcement Regulations of the Corporation Law and the status of the system based on such resolution (Internal Control System), which are necessary for ensuring propriety of company’s operations. With respect to subsidiaries, we communicated and exchanged information with Directors and Corporate Auditors of subsidiaries, and received business reports from subsidiaries as necessary. Based on the above methods, we examined the business report and the accompanying detailed statements for this business term.
     Furthermore, we monitored and verified whether the Accounting Auditor maintained their independence and implemented appropriate audits, and we received reports from the Accounting Auditor regarding the performance of their duties and sought explanations as necessary. In addition, we received notice from the Accounting Auditor that “System for ensuring that duties are performed properly” (matters set forth in each item of Article 131 of the Company Accounting Regulations) is organized in accordance with the “Quality Management Standards Regarding Audits” (Business Accounting Council, October 28, 2005) and other relevant standards, and sought explanations as necessary. Based on the above methods, we examined the non-consolidated financial statements (non-consolidated balance sheet, non-consolidated statement of income, non-consolidated statements of changes in net assets, and notes to non-consolidated financial statements) and the accompanying detailed statements for this business term.
2.	Audit Results
(1)	Results of Audit of Business Report and Other Relevant Documents
1.	We confirm that the business report and the accompanying detailed statements fairly represent the Company’s conditions in accordance with the related laws and regulations and Articles of Incorporation.
2.	We have found no significant evidence of wrongful act or violation of related laws and regulations, nor the Articles of Incorporation with regard to the performance of duties by the Directors.
3.	We confirm that the content of the resolution of the Board of Directors regarding the Internal Control System is proper. In addition, we have found no matters on which to remark in regard to the performance of duties by the Directors regarding the Internal Control System.
(2)	Results of Audit of non-consolidated financial statements and the accompanying detailed statements
     We confirm that the methods and results of the audit employed by the Accounting Auditor, Ernst & Young ShinNihon LLC, are proper.
     February 15, 2011

Board of Corporate Auditors, Canon Inc.

Corporate Auditor	Keijiro Yamazaki
Corporate Auditor	Shunji Onda
Corporate Auditor	Tadashi Ohe
Corporate Auditor	Kazunori Watanabe
Corporate Auditor	Kuniyoshi Kitamura

Note:	Corporate Auditors, Tadashi Ohe, Kazunori Watanabe and Kuniyoshi Kitamura are Outside Corporate Auditors, as provided in Item 16, Article 2, and Paragraph 3, Article 335, of the Corporation Law.

(For Reference)
Information on Shares

Business term:
From January 1 to December 31 of each year
Ordinary general meeting of shareholders:
March of each year
Record date for above:
December 31 of each year
Record date for interim dividends:
June 30 of each year
Manager of the register of shareholders / Account management institution for the special account (tokubetsu koza)
Mizuho Trust & Banking Co., Ltd.
2-1, Yaesu 1-chome, Chuo-ku, Tokyo
Business handling place:
Stock Transfer Agency Department, Head Office
Mizuho Trust & Banking Co., Ltd.
*	Please inquire at your securities company etc. about procedures pertaining to shares of the Company, such as change of address.
*	Please inquire at Mizuho Trust & Banking Co., Ltd. about the payment of accrued dividends, procedures for the issuance of a statement of payment or procedures related to shares recorded in the special account.
Mailing address and telephone number:
Stock Transfer Agency Department
Mizuho Trust & Banking Co., Ltd.
8-4, Izumi 2-Chome, Suginami-ku, Tokyo 168-8507
Telephone: 0120-288-324 (toll free)
Number of shares constituting one unit:
100 shares
Newspaper in which public notices are inserted:
The Nihon Keizai Shimbun
Stock exchange listings:
Tokyo, Osaka, Nagoya, Fukuoka, Sapporo and New York
Securities code:
7751

Canon Inc., Headquarters
30-2, Shimomaruko 3-chome, Ohta-ku, Tokyo 146-8501
Telephone: 03(3758) 2111

URL
Canon Inc.	canon.jp
Canon Worldwide Network	www.canon.com

Sample

VOTING FORM

Serial Number of Shareholder ______ Number of Voting Rights to be exercised ______ voting rights

To Canon Inc.

I exercise my voting rights as indicated in the right (for/against shall be indicated with a ○ mark) to each proposition of the Company's Ordinary General Meeting of Shareholders for the 110th Business Term to be held on March 30, 2011 (Japan time) (including a continued or an adjourned session of the Meeting).

March ___, 2011

If for/against to a Proposition is not indicated, it will be considered as a indication of for.

Canon Inc.

PROPOSITIONS:

Item No. 1	Item No. 2 (except for following candidate)		Item No. 3	Item No. 4	Item No. 5
FOR	FOR		FOR	FOR	FOR
AGAINST	AGAINST		AGAINST	AGAINST	AGAINST

If you exercise your voting rights twice, via the Internet etc. and in writing, we will only accept the exercise of your voting rights via the Internet etc. as effective.
Upon attending the Meeting, please present this Form to the receptionist at the place of the Meeting without cutting off the right side.

(Please cut along the line.)

Serial Number of Shareholder
Number of Voting Rights to be exercised
voting rights
(Number of Shares Constituting One Unit
shares)

Number of Shares Held
shares

Note:

1. If you do not expect to attend the Meeting, please indicate your for/against on the Voting Form, and return the Form to us by no later than 5:00 p.m. on March 29, 2011 (Japan time) (preceding day of the Meeting).
2. If you are to indicate different intentions to certain candidates in Proposition Item No.2, please describe the relevant candidate number listed in the Reference Documents for General Meeting of Shareholders.
3. Please indicate ○ mark clearly of for / against by black ballpoint pen.
4. If you wish to exercise your voting rights via the Internet, you must exercise your voting rights by no later than 5:00 p.m. on March 29, 2011 (Japan time) (preceding day of the Meeting). To do so, please access the below-mentioned website, enter the code for the exercise of voting rights and the password, and cast your vote. If you vote via the Internet, you need not return the Voting Form.

Canon Inc.